Filed Pursuant to Rule 424(b)(3)

File Registration No. 333-115900

PROSPECTUS

DayStar Technologies, Inc.

1,038,320 SHARES OF COMMON STOCK,

253,330 CLASS A WARRANTS AND

506,660 CLASS B WARRANTS

This prospectus relates to the potential sale by certain securityholders of the following securities: (a) 253,330 shares of our common stock, par value $0.01 per share; (b) 253,330 Class A warrants; (c) 506,660 Class B warrants; (d) 759,990 shares of our common stock issuable upon exercise of the Class A and Class B warrants, and (e) 25,000 shares of common stock underlying a common stock purchase option. None of the proceeds from the sale of the securities by the selling securityholders will be received by us. We will bear all expenses (other than selling commissions and fees and expenses of counsel or other advisors to the selling securityholders) in connection with the registration and sale of the securities being offered by the selling securityholders.

The securities will be offered by the selling securityholders in transactions in the over-the-counter market, in negotiated transactions or a combination of such methods of sale, at fixed prices which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices. The selling securityholders may effect such transactions by selling the securities to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling securityholders and/or the purchasers of the securities for whom such broker-dealers may act as agent or to whom they sell as principal, or both. The selling securityholders may be deemed to be “underwriters” as defined in the Securities Act of 1933. If any broker-dealers are used by the selling securityholders, any commissions paid to broker-dealers and, if broker-dealers purchase any units as principals, any profits received by such broker-dealers on the resale of the units, may be deemed to be underwriting discounts or commissions under the Securities Act. In addition, any profits realized by the selling securityholders may be deemed to be underwriting commissions. Brokerage commissions, if any, attributable to the sale of the units will be borne by the selling securityholders.

On July 12, 2004, the last reported sale price of our Common Stock was $2.29 per share and the sale prices per warrant for our Class A and Class B warrants were $0.56 and $0.29, respectively.

THE SECURITIES OFFERED BY THIS PROSPECTUS INVOLVE SIGNIFICANT RISK. SEE THE “ RISK FACTORS” BEGINNING ON PAGE 5.

THE SECURITIES AND EXCHANGE COMMISSION AND STATE SECURITIES REGULATORS HAVE NOT APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. IT IS ILLEGAL FOR ANY PERSON TO TELL YOU OTHERWISE.

The date of this prospectus is July 13, 2004

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We will sell units only in jurisdictions where sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the units.

Notice to California and Washington investors: Each purchaser of securities in California and Washington must meet one of the following suitability standards: (1) annual gross income of at least $65,000, plus liquid net worth (exclusive of home, home furnishings and automobiles) of at least $250,000; (2) liquid net worth of at least $500,000; (3) net worth (inclusive of home, home furnishings and automobiles) of at least $1,000,000; or (4) annual gross income of at least $200,000.

We have applied for registration of the following trademark: DayStar™. Each other trademark, trade name or service mark appearing in this prospectus belongs to its respective holder.

PROSPECTUS SUMMARY

The following summary highlights selected information contained in this prospectus. This summary does not contain all the information you should consider before investing in the units. Before making an investment decision, you should read the entire prospectus carefully, including the “Risk Factors” section, the financial statements and the notes to the financial statements.

Our Company

DayStar Technologies, Inc. has developed a thin-film, copper-indium-gallium-selenide solar cell, known as a CIGS solar cell, for the direct conversion of sunlight into electricity. We are developing a high-volume manufacturing process that we believe could significantly reduce the cost of solar cell production and therefore reduce the cost of solar electricity. Prototypes of our CIGS cells, produced in batches in the laboratory, have been used on a test basis by the United States Air Force Research Laboratory and Dutch Space B.V.

Worldwide demand for electricity is expected to increase over the next 20 years. The overwhelming majority of electricity is currently produced using hydrocarbon sources. The total resource base for these fossil fuels is limited, and there is increasing concern about the effect on the ecosystem of fossil fuel extraction and emissions. Volatile prices and environmental and political concerns pertaining to fossil fuels have also increased interest in electricity created using alternative, renewable, clean energy sources. According to data provided by the Energy Information Administration, a division of the U.S. Department of Energy, the total value of photovoltaic cell and module sales by U.S. manufacturers grew 12 percent in 2002 to $342 million from $305 million in 2001, excluding space applications. In addition, the Institute for Environment and Sustainability, a branch of the European Commission’s Joint Research Centre, reported that for 2001 worldwide photovoltaic cell/module production was a $2.5 billion business, reflecting an average annual growth rate of 30% in the previous five years.

Solar cells and their associated products are an attractive source of electricity because solar cells have no moving parts that require ongoing maintenance. Packaged solar cells have also shown good reliability, lasting at least 20 years in the field. Although the cost of a solar cell has decreased during the past 20 years, and cell efficiency has increased, widespread use of packaged solar cells has been hindered by costly manufacturing methods and materials and low industry-wide production capacity.

The cost to produce a solar cell is currently approximately $2.00 per watt. The relatively high cost of solar cells is largely the result of batch-type manufacturing methodologies and high silicon feedstock costs. In batch manufacturing, groups of solar cells are manufactured using a sequence of independent steps requiring several pieces of equipment, and the cells are not automatically moved from one step in the process to another. In addition, the silicon sold to the semiconductor industry is a higher grade than is needed to produce solar cells and the cost of electronics-grade silicon is too high to be used as a substrate in solar cell manufacturing. Since silicon suppliers are not currently making lower-grade silicon feedstock, solar cell manufacturers are dependent on the waste-stream of an unrelated industry which limits the availability of silicon feedstock and produces cost volatility. Our proposed manufacturing process is designed to reduce the cost of manufacturing solar cells. DayStar’s thin-film CIGS solar cell contains proprietary cell layer materials developed by DayStar that we believe will facilitate higher-volume manufacturing while maintaining high cell efficiency. We believe our product and manufacturing process could reduce the cost to produce a solar cell by over 50% within three years.

Our proposed manufacturing process will be developed in three stages. Stage I will be a non-continuous pallet manufacturing process; Stage II will be a partially continuous pallet manufacturing process; and Stage III will be a continuous roll-to-roll manufacturing process. Pallet manufacturing uses a sheet of substrate material for the CIGS cells mounted on a pallet frame. Non-continuous pallet manufacturing means each pallet will be processed through separate stations to perform each manufacturing step. Partially continuous pallet manufacturing means that some, and eventually all, of the steps necessary to produce a solar cell will be completed on a single production line, with pallets moving automatically from one processing step to another on a track within that production line. In roll-to-roll manufacturing, a roll of substrate material is loaded on a feed spool, the substrate material is fed through the production line and thin-film layers are deposited one after another in a specified sequence. As the substrate material exits the production line it is re-spooled. We intend to market and sell our solar cells at each stage of manufacture. The volume of solar cells being produced should increase as each stage is achieved, with corresponding reductions in per-unit manufacturing cost. Subject to obtaining the required financing, we estimate that Stage III can be achieved within three years. We believe that implementation of a successful roll-to-roll manufacturing process could result in a cell production cost below $0.50 per watt. We anticipate that implementation of Stage III will require follow-on funding.

On February 11, 2004, we completed an initial public offering of 2,100,000 units at a price of $5.00 per unit, resulting in an aggregate gross offering proceeds of $10.5 million. After deducting offering expenses and underwriting discounts, we received approximately $8.3 million of net proceeds from the offering. We used approximately $0.5 million of the net proceeds to satisfy indebtedness and obligations due. In March 2004, an additional 18,500 units were sold to the underwriters under an option to purchase additional units.

DayStar Technologies, Inc. is a Delaware corporation incorporated in 1997. DayStar’s principal executive office is located at 900 Golden Gate Terrace, Suite A, Grass Valley, California 95945. Our telephone number is (530) 271-5557. Our website is located at www.daystartech.com. The information on or that can be accessed through our website is not a part of this prospectus. Unless the context indicates otherwise, the terms “we,” “us,” and “our” refer to DayStar Technologies, Inc. and its subsidiary DayStar Solar, LLC, a Colorado limited liability company.

The Offering

In August and November 2003, pursuant to an exemption under Rule 506 of Regulation D promulgated under the Securities Act of 1933, we received $760,000 in bridge financing from bridge investors through subscription agreements for the purchase of units identical to the units to be sold in our initial public offering. Our initial public offering closed on February 11, 2004. Based on the price and composition of the units sold in the initial public offering, the bridge investors became entitled to receive 253,330 units, each consisting of one share of common stock, one Class A redeemable public warrant and two Class B non-redeemable public warrants. The units sold in the initial public offering separated on March 22, 2004 and the shares of common stock, Class A warrants and Class B warrants have thereafter traded separately on the NASDAQ SmallCap Market under the symbols DSTI, DSTIW and DSTIZ, respectively.

An option to purchase of 25,000 shares of our common stock has been granted to a consultant in consideration of services performed for us. The option is exercisable at an exercise price of $7.50 per share.

Common Stock	1,038,320 shares of common stock, which include 253,330 shares issuable as a component part of the units subscribed for by the bridge investors, 253,330 shares issuable upon exercise of Class A public warrants, 506,660 shares issuable upon exercise of Class B public warrants, and 25,000 shares issuable upon exercise of a common stock purchase option.

Class A public warrants	253,330 Class A public warrants will be exercisable at any time after the effectiveness of this offering. The exercise price of a Class A public warrant is $6.00. The Class A public warrants expire on February 11, 2009.

Class A public warrants are redeemable at $0.25 per any time after August 5, 2004 if the last reported sale price of our common stock equals or exceeds $8.50 for five consecutive trading days ending prior to the date of the notice of redemption. We are required to provide 30 days prior written notice to the Class A public warrant holders of our intention to redeem the warrants.

Class B public warrants	506,660 Class B public warrants will be exercisable at any time after the effectiveness of this offering. The exercise price of a Class B public warrant is $10.00. The Class B public warrants expire on February 11, 2009.

We do not have the right to redeem the Class B public warrants.

Common stock outstanding after this offering	3,549,830 shares

Use of proceeds	None of the proceeds from the sale of the securities by the selling securityholders will be received by us.

Nasdaq SmallCap Market Symbols	Common stock DSTI

Class A public warrants DSTIW

Class B public warrants DSTIZ

The number of shares of common stock outstanding after this offering represents common stock and common stock equivalents and is based on 3,296,500 shares of common stock outstanding at March 31, 2004, assuming conversion of 29,000 shares of Class B common stock into 58,000 shares of common stock. An additional 253,330 shares will become outstanding upon closing of the transactions contemplated by the subscription agreements between us and the bridge investors.

Unless the context indicates otherwise, all share and per-share common stock information in this prospectus:

•	assumes conversion of 29,000 shares of Class B common stock into 58,000 shares of common stock;

•	assumes no exercise of the Class A public warrants, the Class B public warrants or the option to purchase 25,000 shares of common stock; and

•	assumes no exercise of the underwriters’ warrants issued in the initial public offering.

Summary Financial Information

In the tables below, we provide you with historical summary financial information for the two years ended December 31, 2003 and 2002 derived from our audited consolidated financial statements included elsewhere in this prospectus. We also provide below financial information for the three months ended March 31, 2004 and 2003 derived from our unaudited consolidated financial statements included elsewhere in this prospectus. Historical results are not necessarily indicative of the results that may be expected for any future period. When you read this historical summary financial information, you should also consider the historical consolidated financial statements and related notes, and the section entitled Management’s Discussion and Analysis or Plan of Operation.

Statement of Operations Data:

	Three Months Ended March 31, (unaudited)		Years Ended December 31,
	2004	2003	2003	2002
Revenues	$49,078	—	$74,034	$556,109
Gross profit	$4,344	—	$5,022	$(34,951)
Net loss	$(1,254,733)	$(158,417)	$(1,516,223)	$(216,519)
Basic and diluted net loss per share	$(0.46)	$(0.24)	$(1.85)	$(0.33)

Balance Sheet Data:

March 31, 2004 (unaudited)
Current assets	$8,133,731
Current liabilities	$493,807
Working capital	$7,639,924
Total assets	$8,384,453
Total liabilities	$672,225
Stockholders’ equity	$7,712,228

RISK FACTORS

An investment in our securities is speculative and involves a high degree of risk. You should carefully consider the risk factors described below, together with all of the other information in this prospectus, before making an investment decision. The trading price of our securities could decline due to any of these risks and uncertainties, and you may lose all or part of your investment.

We expect our manufacturing development work to continue for at least two years, and our manufacturing process may not succeed or may be significantly delayed. The thin-film solar cells will be produced through a manufacturing process that has not yet been constructed or tested on a commercial scale in the solar cell industry. If we fail to develop successfully our thin-film manufacturing process, we will likely be unable to recover the losses we will have incurred in attempting to develop these products and technologies and may be unable to make sales or become profitable. As a result, the market price of our securities may decline, causing you to lose some or all of your investment.

The construction of our manufacturing operations will require the successful deployment of equipment and technology utilizing manufacturing processes and components which we are still developing and have not yet tested except on a minimal basis in the laboratory. The possibility exists that technical barriers will be encountered that may slow or stop further development efforts. If one or more of the technologies fail, or are not economically viable, we may not be able to achieve our goals and could suffer economic loss or collapse.

We may not be able to achieve our manufacturing cost targets, which could prevent us from ever becoming profitable. If we cannot achieve our targeted unit production costs or if we experience difficulties in our pilot manufacturing process, such as capacity constraints, quality control problems or other disruptions, we may not be able to manufacture our products at acceptable costs, which would eliminate our ability to effectively enter the market. A failure by us to achieve a lower cost structure through economies of scale, improvements in manufacturing processes and engineering design, or technology maturation would have a material adverse effect on our commercialization plans and, therefore, our business, prospects, results of operations and financial condition.

This anticipated development of our manufacturing technology will place a significant strain on our managerial, financial and personnel resources. To reach our goals, we will need to successfully recruit, train, and manage new employees; develop our manufacturing capabilities; integrate new management and employees into our overall operations; and establish improved financial and accounting systems. Our failure to manage expansion of our business effectively will have a material adverse effect on our business, results of operations and financial condition.

We were formed in 1997 and have received only very limited government contract revenue and revenue from the sale of test products manufactured by others under our direction. We are at an early stage of development and there is no meaningful historical financial or other information available upon which you can base your evaluation of our business and prospects. We have not begun commercial manufacturing. In addition, our early stage of development means that we have less insight into how market and technology trends may affect our business. The revenue and income potential of our business is unproven. As a result, you should consider our business and prospects in light of our lack of operating history and the challenges that we will face as an early-stage company seeking to develop a new manufacturing process. If we are not able to develop our business, we will not be able to achieve our goals and could suffer economic loss or collapse, in which case you may lose your entire investment.

Since our inception, we have incurred net losses, including net losses of $1,254,723 for the three months ended March 31, 2004, and have negative cash flows from operations. As a result of ongoing operating losses, we also had an accumulated deficit of $3,875,211 at the same date. We expect to incur substantial losses over at least the next two years, and may never become profitable. We expect to continue to make significant capital expenditures and anticipate that our expenses will increase substantially in the near future as we seek to build our pilot manufacturing operations, develop our sales and distribution network, continue to develop our manufacturing technologies, implement internal systems and infrastructure, and hire additional personnel. These ongoing financial losses may adversely affect our stock price.

We will need to obtain additional financing to complete subsequent phases of our business plan, specifically Stages II and III of our development plan. Additional financing will likely cause dilution to our stockholders and could involve the issuance of securities with rights senior to the outstanding shares. There is no assurance that such funds will be sufficient, that the financing will be available on terms acceptable to us and at such times as required, or that we will be able to obtain the additional financing required, if any, for the continued operation and growth of our business. Any inability to raise necessary capital will have a material adverse effect on our ability to meet our projections, deadlines and goals and will have a material adverse effect on our revenues and net income.

Our products, if developed, may not achieve market acceptance. The development of a successful market for our proposed products and our ability to sell our products at a lower price per watt may be adversely affected by a number of factors, many of which are beyond our control, including:

•	our failure to produce solar power products that compete favorably against other solar power products on the basis of cost, quality and performance;

•	competition from conventional energy sources and alternative distributed generation technologies, such as wind energy;

•	our failure to develop and maintain successful relationships with distributors, systems integrators and other resellers, as well as strategic partners; and

•	customer acceptance of our products.

If our proposed solar power products fail to gain market acceptance, we would be unable to sell our products, obtain market share or achieve and sustain profitability.

Completing the installation of equipment in our pilot manufacturing facility will require a significant investment of capital and substantial engineering expenditures, and is subject to significant risks, including risks of delays, equipment problems, cost overruns and other start-up and operating difficulties. Our manufacturing processes use custom-built equipment that may not be delivered and installed in our facility in a timely manner. In addition, this equipment may take longer and cost more to debug than planned and may never operate as designed. If we experience any of these or similar difficulties, we may be unable to complete our pilot manufacturing line. Without our manufacturing line, we would likely have no manufacturing capacity, revenues or earnings, and you would lose your entire investment.

Our executive officers, board of directors and key employees have not previously worked together. If our management team cannot successfully work together, if they fail to develop a thorough understanding of our business on a timely basis, or if they prove unable to meet the demands of running a public company, it could result in a material adverse effect on our business, prospects, financial condition and results of operations.

Our success depends on the continuing efforts and abilities of Dr. John Tuttle, our President and Chief Executive Officer. In addition, our future success will depend, in part, on our ability to attract and retain highly skilled employees, including management, technical and sales personnel. The loss of services of any of our key personnel, the inability to attract or retain key personnel in the future, or delays in hiring required personnel, could materially harm our business and results of operations. We may be unable to identify and attract highly qualified employees in the future. In addition, we may not be able to successfully assimilate these employees or hire qualified personnel to replace them.

The scope of our patent protection is uncertain. We cannot be certain that we were the first creator of inventions covered by pending patent applications or the first to file patent applications on these inventions. Patent applications filed in foreign countries are subject to laws, rules and procedures that differ from those of the United States. We cannot ensure that:

•	patents will issue from pending or future applications;

•	our existing patents or any new patents will be sufficient in scope or strength to provide meaningful protection or any commercial advantage to us;

•	foreign intellectual property laws will protect our intellectual property; or

•	others will not independently develop similar products, duplicate our products or design around any patents issued to us.

Dependence on government contracts. We intend to continue to selectively pursue contract research, product development, and market development programs funded by various agencies of the United States, state and international governments to complement and enhance our own resources. We did not receive any revenues derived from government-related contracts for the three months ended March 31, 2004 and the fiscal year ended December 31, 2003, and these government agencies may not continue their commitment to programs to which our development capabilities are applicable. Moreover, we may not be able to compete successfully to obtain funding through these or other programs. A reduction or discontinuance of these programs or of our participation in these programs could impair our ability to develop our solar power technologies.

The target markets for the products we are developing are competitive. We expect competition from numerous companies in each of the markets in which we intend to participate. Our competition consists of major international energy and chemical companies, such as BP Solar and Shell Solar, and specialized electronics firms, such as Sharp Corporation and Kyocera Corporation. Many of our competitors are more established, benefit from greater market recognition and have substantially greater financial, development, manufacturing and marketing resources. In addition, there are a variety of competing technologies currently in the market and under development, any one of which could achieve manufacturing costs per watt lower than our manufacturing technology.

The original offer and sale of securities to the bridge investors may be deemed to have violated federal securities laws and as a result those bridge investors may have the right to rescind their original purchase of those securities. If a violation of Section 5 of the Securities Act of 1933 did in fact occur in connection with our original sale of securities to the bridge investors, the investors who purchased these securities would have a number of remedies available to them, including the right to rescind the purchase of those securities. The Securities Act generally requires that any claim brought for a violation of Section 5 be brought within one year of the violation. If all of the bridge investors demanded rescission of their investments within that one-year period, we would be obligated to repay $760,000.

During the term that the Class A public warrants and Class B public warrants are outstanding, the holders of the public warrants are given the opportunity to profit from a rise in the market price of our common stock. In addition, the Class B public warrants are not redeemable by us. We may find it more difficult to raise additional equity capital while these warrants are outstanding. At any time during which these public warrants are likely to be exercised, we may be able to obtain additional equity capital on more favorable terms from other sources.

The Class A public warrants may be redeemed on short notice. We may redeem the Class A public warrants, beginning August 5, 2004 for $0.25 per warrant (subject to adjustment in the event of a stock split, dividend or the like) on 30 days’ notice at any time after the last reported sale price per share of our common stock as reported by the principal exchange or trading facility on which our common stock trades equals or exceeds $8.50 for five consecutive trading days. If we give notice of redemption, holders of our Class A public warrants will be forced to sell or exercise the Class A public warrants they hold or accept the redemption price. The notice of redemption could come at a time when, under specific circumstances or generally, it is not advisable or possible for holders of our public warrants to sell or exercise the Class A public warrants they hold.

If we do not maintain an effective registration statement or comply with applicable state securities laws, you may not be able to exercise the Class A or Class B public warrants. In order for you to be able to exercise the Class A or Class B public warrants, the shares of our common stock to be issued to you upon exercise of the Class A or Class B public warrants must be covered by an effective and current registration statement and qualify or be exempt under the securities laws of the state or other jurisdiction in which you live. We cannot assure you that we will continue to maintain a current registration statement relating to the shares of our common stock underlying the Class A or Class B public warrants or that an exemption from registration or qualification will be available throughout their term. This may have an adverse effect on demand for the Class A or Class B public warrants and the prices that can be obtained from reselling them.

FORWARD-LOOKING STATEMENTS

Some of the statements made in this prospectus discuss future events and developments, including our future business strategy and our ability to generate revenue, income and cash flow, and are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. In some cases, you can identify forward-looking statements by words or phrases such as “may,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” “our future success depends,” “seek to continue,” or the negative of these words or phrases, or comparable words or phrases. These statements are only predictions that are based, in part, on assumptions involving judgments about future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various facts, including the risks outlined in the “Risk Factors” section. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We do not undertake to update any of the forward-looking statements after the date of this prospectus to conform these statements to actual results.

USE OF PROCEEDS

We will not receive any proceeds upon the sale of any of the securities registered on behalf of the selling securityholders.

We have not received any cash proceeds from the grant of the common stock purchase option for 25,000 shares to our consultant in consideration for investment relations consulting services rendered to the company.

Should the bridge investors exercise all of the Class A and Class B warrants issued as part of their units, we will receive total additional proceeds of $6,586,580. Additional proceeds of $187,500 will be received by the company upon exercise of the common stock purchase option. If received, we expect to use these proceeds to fund working capital and general corporate expenses.

SELLING SECURITYHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our securities by each selling securityholder as of the date of this Prospectus, assuming completion of the transactions contemplated by the subscription agreements, and as adjusted to reflect the sale of all the securities offered by the selling securityholders.

Selling Securityholder	Securities Beneficially Owned Prior to the Offering and Offered Hereby				Securities Beneficially Owned After the Offering
	Common Stock	Class A Warrants	Class B Warrants	Common Stock Underlying Warrants and Option	Common Stock	Class A Warrants	Class B Warrants	Common Stock Underlying Warrants and Option
Heidi Flannery	3,333	3,333	6,666	9,999	0	0	0	0
Donald J. Helfgott	100,000	100,000	200,000	300,000	0	0	0	0
Jeff Kohnstamm	25,000	25,000	50,000	75,000	0	0	0	0
William A. Lanfri	49,999	49,999	99,998	149,997	0	0	0	0
James McGreen, Trustee of 2000 James McGreen and Nancy K. Cadigan Rev. Trust	16,666	16,666	33,332	49,998	0	0	0	0
Charles W. Parsons	8,333	8,333	16,666	24,999	0	0	0	0
Margaret J. Parsons	8,333	8,333	16,666	24,999	0	0	0	0
David H. Russell and/or Susan T. Russell	25,000	25,000	50,000	75,000	0	0	0	0
Jeffrey L. Walker	8,333	8,333	16,666	24,999	0	0	0	0
Jay Zidell	8,333	8,333	16,666	24,999	0	0	0	0
Meury McCarthy Hendricks, LLC	0	0	0	25,000	0	0	0	0

Total	253,330	253,330	506,660	784,990	0	0	0	0

None of the selling securityholders has been a director, officer or employee or has had any other material relationship with us in the past three years. Meury McCarthy Hendricks, LLC has served as an investment and public relations consultant to us.

PLAN OF DISTRIBUTION

Each selling securityholder is free to offer and sell his or her common stock and public warrants at such times, in such manner and at such prices as he or she shall determine. Such common stock and public warrants may be offered by the selling securityholders in one or more types of transactions, which may or may not involve brokers, dealers or cash transactions. The selling securityholders may also use Rule 144 under the Securities Act to sell such securities if they meet the criteria and conform to the requirements of such rule. There is no underwriter or coordinating broker acting in connection with the proposed sales of common stock and public warrants by the selling securityholders.

The selling securityholders have advised us that sales of common stock and public warrants may be effected from time-to-time in transactions (which may include block transactions) in the over-the-counter market, in negotiated transactions, through the writing of options on the securities, or a combination of such methods of sale, at a fixed price which may be changed, at market prices prevailing at the time of sale, or at negotiated prices. The selling securityholders may effect such transactions by selling common stock and public warrants directly to purchasers or to or through broker-dealers which may act as agents or principals. Such broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the selling securityholders or the purchasers of common stock and public warrants for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer may be in excess of customary commissions). The selling securityholders and any broker-dealers that act in connection with the sale of the common stock and public warrants may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, and any commissions received by them and any profit on the resale of the common stock and public warrants as principal might be deemed to be underwriting discounts and commissions under the Securities Act. The selling securityholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the common stock and public warrants against certain liabilities, including liabilities arising under the Securities Act.

Because selling securityholders may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, the selling securityholders will be subject to prospectus delivery requirements under the Securities Act. Furthermore, in the event of a “distribution” of common stock and public warrants, any selling securityholders, any selling broker-dealer and any “affiliated purchasers” may be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations under such act, including, without limitation, Regulation M. These provisions may restrict certain activities of, and limit the timing of purchases and sales of any of the common stock and public warrants by the selling securityholders or any other such persons. In the event that the selling securityholders are deemed affiliated purchasers or distribution participants within the meaning of Regulation M, then the selling securityholders will not be permitted to engage in short sales of common stock. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and certain other activities with respect to such securities for a specified period of time prior to the commencement of such distributions, subject to specified exceptions or exemptions. These limitations may affect the marketability of the common stock and public warrants.

MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

The following discussion of our financial condition and results of operations should be read in conjunction with the financial statements and related notes to the financial statements included elsewhere in this prospectus. This discussion contains forward-looking statements that relate to future events or our future financial performance. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These risks and other factors include, among others, those listed under “Risk Factors” and those included elsewhere in this prospectus.

Overview

We began operations in 1997 for the purpose of developing thin-film CIGS solar cells and more cost-effective processes for manufacturing such solar cells. From inception we have focused our efforts on research and development and raising capital.

On February 11, 2004, we closed an initial public offering of 2.1 million units. A unit consisted of one share of common stock, one Class A redeemable public warrant and two Class B non-redeemable public warrants, each warrant to purchase one share of common stock. The net proceeds from the offering, after deducting underwriting fees and offering expenses, were $8.3 million. The proceeds are being used to fund (1) research and development expenses to further develop and refine our proprietary thin-film solar cell fabrication processes, (2) purchase capital equipment to create development-scale vacuum deposition hardware, measurement and test equipment, and solar cell packaging hardware, (3) fund general sales and corporate expenses, and (4) pay outstanding obligations. Although we do not anticipate significant revenue from operations in the near future, as a result of the completion of the initial public offering we believe that our past performance is not necessarily indicative of future operations.

As a result of the investment required to develop our proposed manufacturing processes, we expect our selling, general and administrative expenses, and research and development expenses to increase substantially in 2004 and 2005 as we hire new personnel and invest in new equipment. We therefore anticipate that our net losses will increase substantially until the latter part of 2005 when we expect they will be offset to a limited degree by revenue from the sale of CIGS solar cells.

To date, we have historically funded our operations principally from government contracts and the sale of equity securities. We expect to be dependent on additional capital infusions to execute our business plan, and will require additional capital to complete Stages II and III of our development plan. If adequate capital resources are not available to us, we will be forced to curtail or terminate operations.

Critical Accounting Policies and Estimates

The preparation of our consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosures. A summary of those accounting policies can be found in the footnotes to the consolidated financial statements included elsewhere in this prospectus. Certain of our accounting policies are considered critical as they are both important to the portrayal of our financial condition and results of operations and require judgments on the part of management about matters that are uncertain. We have identified the following accounting policies that are important to the presentation of our financial condition and results of operations.

Revenue Recognition. DayStar recognizes revenue on product sales as product is sold, collectibility is reasonably assured, and delivery has occurred. We recognize research revenues at the time costs benefiting the contract are incurred, which approximates the percentage of completion method. The percentage-of-completion is measured by the total costs incurred to date compared to the estimated total costs for each contract. Revenue from the sale and installation of solar electricity systems is recognized when installation is complete and collectibility is reasonably assured.

Patents. Patent costs incurred to prosecute patents developed by us are expensed as incurred. Patent costs paid to obtain patents from third parties are capitalized and amortized over the life of the patent. We review the functional life of our patents on a regular basis. If it is determined that the functional life is less than the legal life we would accordingly change the amortization period to the functional life. As of March 31, 2004, amortization expense was $885.

Long-lived Assets. Our policy regarding long-lived assets is to evaluate the recoverability or usefulness of these assets when the facts and circumstances suggest that these assets may be impaired. This analysis relies on a number of factors, including changes in strategic direction, business plans, regulatory developments, economic and budget projections, technological improvements, and operating results. The test of recoverability or usefulness is a comparison of the asset value to the undiscounted cash flow of its expected cumulative net operating cash flow over the asset’s remaining useful life. Any write-downs would be treated as permanent reductions in the carrying amount of the asset and an operating loss would be recognized. To date, we have had recurring operating losses and the recoverability of our long-lived assets is contingent upon executing our business plan that includes monitoring our manufacturing costs and significantly increasing sales. If we are unable to execute our business plan, we may be required to write down the value of our long-lived assets in future periods.

Results of Operations

Comparison of Three Months Ended March 31, 2004 and March 31, 2003

Revenues. Our total revenues were $49,078 for the three months ended March 31, 2004. We had no revenue for the three months ended March 31, 2003. All of our revenues during late 2003 through the first three months of 2004 were from the sale of residential solar systems by our subsidiary Daystar Solar.

Cost of revenues. Our cost of product revenues related to the sale of residential solar systems was $44,734 for the three months ended March 31, 2004

Selling, general and administrative. Selling, general and administrative expenses were $284,448 for the three months ended March 31, 2004, an increase of $244,066 over $40,382 for the three months ended March 31, 2003. The increase in selling, general and administrative expenses resulted primarily from increased salaries and costs related to a being a public company, namely legal, accounting and other professional expenses. In addition costs of recruiting new employees additionally added to the increase in expenses.

Research and development expenses. Research and development expenses were $58,682 for the three months ended March 31, 2004, a decrease of $26,087 from the $84,769 for the three months ended March 31, 2003. Research and development expenses decreased as a result of efforts allocated to capital raising activities and due to financial constraints prior to the funding of the public offering in February 2004.

Stock-based compensation. During the later part of 2003, we adopted an Equity Incentive Plan to enable employees, outside directors and consultants to acquire an equity interest in DayStar. As a result of the grants of stock to various officers and employees under the Plan during 2003, we recorded a non-cash expense of $316,527 for the three months ended March 31, 2004. In addition, we expect to record additional non-cash stock based compensation expense of $949,581 during the remaining three quarters of 2004 and $221,008 in 2005 based on issuances during 2003.

Depreciation and amortization. Depreciation and amortization expenses were $21,100 for the three months ended March 31, 2004 compared to $20,192 for the three months ended March 31, 2003. Depreciation and amortization expense primarily relate to capital equipment leases we entered into for equipment we intend to use to develop our manufacturing processes for our CIGS solar cells. Although the equipment is not completely operational, it continues to be subject to depreciation expense.

Interest expense. Interest expense was $585,936 for the three months ended March 31, 2004 compared to $13,074 for the three months ended March 31, 2003. During the three months ended March 31 2004, we recognized a non-cash interest expense of $505,650 related to the conversion of the equity unit subscriptions from debt to equity and $67,687 related to the charge off of deferred financing costs. Other interest expense is primarily a result of additional capital lease obligations, as well as factoring of our account receivables for working capital needs.

Other income. Other income was $7,626 for the three months ended March 31, 2004 resulting primarily from funds from the public offering being invested in interest bearing instruments.

Net loss. Our net loss was $1,254,723 for the three months ended March 31, 2004 compared to a loss of $158,418 for the three months ended March 31, 2003. The increase in net loss was in part due to an increase in selling, general and administrative expense, stock based compensation, and interest expense recorded as a result of the conversion of the equity unit subscription units to common stock. In view of the anticipated increase in our selling, general and administrative expenses and research and development expenses, together with the absence of research or product revenues, we expect to experience a significant net loss for the remainder of 2004.

Comparison of Years Ended December 31, 2003 and 2002

Revenues. Our total revenues were $74,034 for the year ended December 31, 2003, a decrease of $482,075 or 87% from the prior year. All of our revenues during 2003 were from the sale of residential solar systems by our subsidiary Daystar Solar. These sales by DayStar Solar represented an increase of $2,709 over similar system sales in the corresponding period in 2002. There were no research revenues derived from government research contracts for the year ended December 31, 2003, compared to $484,784 for the year ended December 31, 2002. The decrease in research revenues was the result of the expiration of government research contracts without any additional funding being obtained.

Cost of revenues. Our cost of product revenues was $69,012 for the year ended December 31, 2003 compared to $75,834 for the year ended December 31, 2002. Our cost of research revenues was $0 for the year ended December 31, 2003 compared to $515,226 for the year ended December 31, 2002. In 2003, product revenue generated $5,022 in gross profit while for the year ended December 31, 2002 costs exceeded product revenues by $4,509. In 2002, the cost of research revenue exceeded research revenues by $30,442.

Selling, general and administrative. Selling, general and administrative expenses were $455,864 for the year ended December 31, 2003, an increase of $320,573 or 237% over $135,291 for the year ended December 31, 2002. The increase in selling, general and administrative expenses resulted primarily from increased office rent expense as a result of our relocation into new facilities in Grass Valley, California, and significantly increased professional and consulting fees in anticipation of the initial public offering.

Research and development expenses. Research and development expenses were $190,398 for the year ended December 31, 2003, an increase of $183,430 over the year ended December 31, 2002. Research and development expenses increased as a result of continued development of technologies that had been reimbursed under cost-sharing arrangements pursuant to government research contracts in prior years.

Stock-based compensation. During 2003, we adopted an Equity Incentive Plan to enable employees, outside directors and consultants to acquire an equity interest in DayStar. We recorded a non-cash expense of $746,892 for the year ended December 31, 2003 to record compensation expense related to issuance of stock to various officers and employees. In addition, we expect to record non-cash stock based compensation expense of $1,266,108 in fiscal year 2004 and $221,008 in fiscal year 2005 based on issuances during 2003.

Depreciation and amortization. Depreciation and amortization expenses were $78,962 for the year ended December 31, 2003, an increase of $62,984 over the year ended December 31, 2002. Depreciation and amortization expense increased as a result of capital equipment leases we entered into for equipment we intend to use to develop our manufacturing processes for our CIGS solar cells. Although the equipment is not presently operational, it continues to be subject to depreciation expense.

Interest expense and other income. Interest expense was $53,799 for the year ended December 31, 2003, an increase of $30,468 over $23,331 for the year ended December 31, 2002. Interest expense increased as a result of additional capital lease obligations and bridge loan financing, as well as factoring of our account receivables for working capital needs.

Other income. Other income was $4,670 for the year ended December 31, 2003, primarily representing the amortization of gain recorded upon the sale/leaseback of certain equipment. During 2003, we entered into a sale/leaseback arrangement for manufacturing equipment which is accounted for as a financing transaction, as to which a sale was not recorded and a capital lease obligation was recorded for the $35,000 of proceeds received. The related depreciation of assets recorded under capital leases is included in depreciation and amortization in the accompanying consolidated statements of operations and income. The gain on sale represents the recognition of that portion of the $35,000 deferred gain which was realized on the sale/leaseback arrangement. We had no other income in 2002.

Net loss. Our net loss was $1,516,223 for the year ended December 31, 2003 compared to a loss of $216,519 for the year ended December 31, 2002. The increase in net loss was in part the result of lost revenues from the expiration of government research contracts under which we had incurred research and development costs that had been reimbursed in prior years. An increase in selling, general and administrative expense and adoption of an Equity Incentive Plan under which shares were issued to various officers and expensed as compensation also contributed substantially to the increase in net loss for the period. In view of the anticipated increase in our selling, general and administrative expenses and research and development expenses and lack of anticipated research revenues, we also expect to experience a significant net loss in 2004.

Liquidity and Capital Resources

Liquidity. At March 31, 2004, our cash and cash equivalents totaled $8,028,901. During the three months ended March 31, 2004, we successfully completed an initial public offering, which generated net proceeds of $8,356,308 from the sale of 2,118,500 units.

Net cash used in operating activities was $856,593 for the three months ended March 31, 2004 compared to $160 for the three months ended March 31, 2003. The activity for the three months ended March 31, 2004 is partially the result of operating expenses paid in cash of $284,448 for selling, general and administrative expense and $58,682 research and development expense. In addition, at March 31, 2004, we reduced accounts payable and accrued expenses by $407,339 and prepaid director and officer liability insurance of $117,000.

Net cash used in investing activities was $48,066 for the three months ended March 31, 2004, while $49,000 in purchases for the three months ended March 31, 2004 were funded through capital leases.

Net cash provided from financing activities was $8,868,580. We generated $8,978,110 of proceeds from the IPO which was offset by the deferred offering cost of $621,803 at December 31, 2004, netting us $8,356,308 for the three months ended March 31, 2004. We paid off $100,000 in notes payable that we borrowed from the representative of the underwriters in the IPO prior to December 31, 2003. Subsequent to December 31, 2003, we borrowed an additional $130,000 from the representative of the underwriters for a total owed of $230,000. These borrowings were repaid from the proceeds of the IPO.

Wages payable includes an accrual of $152,000 owed to our President and Chief Executive Officer for services provided prior to December 2000. We have entered into an agreement with our President and Chief Executive Officer to repay the balance over time from the net proceeds of the IPO.

Capital Resources. We have historically financed our operations primarily from proceeds of the private sale of equity securities, revenues received under research and development contracts, non-cash compensation arrangements and equipment lease financing. Although we are seeking one, we presently do not have a credit facility with a lending institution.

In the past, we were awarded government research contracts, including Small Business Innovation Research (“SBIR”) contracts to develop our thin-film and concentrating PV technologies. Although we expect to continue to pursue cost-sharing government research contracts in the future, there can be no assurance that we will obtain such funds.

We have experienced negative cash flows from operations since our inception and do not anticipate generating sufficient positive cash flows to fund our operations in the foreseeable future. We expect that our available cash balance, after considering the proceeds from the IPO and the projected small amounts, if any, of cash that may be generated from operations, will be sufficient to finance our activities for approximately the next two years through the middle of Stage II of developing our manufacturing process. We do not expect that available cash and cash from operations will be sufficient to complete Stage II or begin Stage III of our development of our manufacturing process. Although product sales may generate some cash flow by 2006, we will require significant additional financing to expand our operations and fund further capital expenditures related to such expansion as we approach development of the third stage. Such financing may not be available to us on terms that are acceptable to us, if at all, and any equity financing may be dilutive to our stockholders.

Capital Commitments. At March 31, 2004, we had no material commitments for capital expenditures. Other material commitments include rental payments under operating leases for office space and equipment, and commitments under employment contracts with our President and Chief Executive Officer, Chief Financial Officer, and a Vice President.

Off-Balance Sheet Arrangements. Our only off-balance sheet obligations are for operating leases entered into in the Company’s ordinary course of business. Additional information regarding these off-balance sheet obligations is disclosed in Note 7 to the accompanying financial statements.

BUSINESS

Overview

DayStar Technologies, Inc. has developed a thin-film copper-indium-gallium-selenide solar cell, commonly known as a CIGS solar cell, for the direct conversion of sunlight into electricity (the photovoltaic or “PV” effect). We are developing a high-volume manufacturing process that could significantly reduce the cost of solar cell production, and therefore reduce the cost of solar electricity. Prototypes of our CIGS cells produced in batches in the laboratory are being tested by the United States Air Force Research Laboratory and Dutch Space B.V. for satellite power applications.

Conventional crystalline silicon (silicon “wafer”) solar cells, while efficient, have an average production cost of approximately $2.00 per watt due to expensive, low-volume processing methods and high materials costs. A typical single silicon solar cell, depending on size, will typically generate between one and three watts, and sell for between $1.75 and $2.50 per watt. Our proposed manufacturing process is designed to use raw materials that do not suffer from the same supply constraints as silicon and use volume manufacturing equipment and procedures already proven in other industries, such as the magnetic disc drive industry. We intend to produce and further test solar cells created with the new process and to build, test and implement our pilot manufacturing facility. Successful implementation of our manufacturing process could enable us to produce thin-film CIGS solar cells with the same efficiency and functionality as the silicon wafer solar cells that now dominate the market at approximately one-half, or less, of the current production cost of a silicon wafer cell.

On February 11, 2004, we closed an initial public offering of our common stock. We sold 2,100,000 units. A unit consists of one share of common stock, one Class A redeemable public warrant and two Class B non-redeemable public warrants. All of the units were sold at an initial public offering price of $5.00 per unit, resulting in an aggregate gross offering amount of $10.5 million. After deducting offering expenses and underwriting discounts, we received approximately $8.3 million of net proceeds from the offerings. We used approximately $0.5 million of the net proceeds to satisfy indebtedness and obligations due. In March 2004, an additional 18,500 units were sold to the underwriters under an option to purchase additional units.

All of our revenues in 2003 were generated from services rendered by our sole subsidiary, Day Star Solar LLC, which is engaged in the business of reselling and installing solar electricity systems for residential customers in Northern California.

Demand For Solar Electricity

Worldwide demand for electricity is expected to increase over the next 20 years. The Energy Information Administration of the U.S. Department of Energy estimates that between 2000 and 2020 the United States will need to add approximately 355 gigawatts (one gigawatt is equal to one billion watts) of new capacity to meet projected increased electricity demand. This represents an increase of approximately 40% over present generation capacity.

The overwhelming majority of electricity is currently produced using hydrocarbon sources (natural gas, coal, petroleum). However, the total resource base for these fuels is limited, and there is increasing concern about the effect on the ecosystem of fossil fuel extraction and emissions. Volatile prices and environmental and political concerns pertaining to fossil fuels have also increased interest in electricity created using alternative, renewable, clean energy sources. In contrast to hydrocarbon energy resources which, once used, cannot be quickly replaced, renewable energy that flows from natural sources (such as sunlight, wind, and water sources) quickly and continuously replaces itself.

Solar cells and fully packaged solar-electric systems are an increasingly attractive source of electricity. According to data provided by the Energy Information Administration, a division of the U.S. Department of Energy, the total value of photovoltaic cell and module sales by U.S. manufacturers grew 12 percent in 2002 to

$342 million from $305 million in 2001, excluding space applications. In addition, the Institute for Environment and Sustainability, a branch of the European Commission’s Joint Research Centre, reported that for 2001 worldwide photovoltaic cell/module production was a $2.5 billion business, reflecting an average annual growth rate of 30% in the previous five years. Solar cells have no moving parts that require ongoing maintenance and have shown good reliability, typically lasting for at least 20 years in the field. The solar electricity industry currently supplies electrical power for both on-grid electricity consumers and for specialized applications, such as end-users that choose to be off the electricity grid or that are located where connection to the grid is not feasible, such as remote areas or villages in developing nations. In these remote locations, solar electricity can be more cost-effective than installing a grid connection. Interest in solar electricity by mainstream, on-grid electricity users also is increasing. In part, interest in on-grid solar electricity systems is growing because of government subsidies and incentive programs and because solar cells have become increasingly efficient. “Net-metering” laws (requiring utilities to purchase excess electricity produced by on-grid solar systems) and solar system rebates are some examples of government incentives aimed at grid-connected consumers in parts of the United States, Japan, Europe and elsewhere.

The Solar Cell Industry

The base-level products in the PV industry are solar cells and PV modules. PV modules are a connected group of solar cells. Solar cells work by absorbing light and converting it to electrical power. The great majority of commercial solar cells in use today are made of the same semiconductor materials (usually silicon) used in the microelectronics industry. In addition to the semiconductor materials, solar cells consist of a top and bottom electrical contact to move the electricity out of the solar cell, much like a household battery.

The typical PV module consists of 36 (20 volts) or 72 (40 volts) solar cells connected together, a sealant to keep moisture and other environmental factors out, and a sheet of glass and frame to provide structural integrity to the package. Several modules are then connected together to form an array, which determines the total power output of the system. When the sun shines on a PV module, the energy is converted into direct current electricity. An inverter (external to the array) then converts the DC electricity from the array into alternating current electricity. The performance of a solar cell is measured in terms of its efficiency in converting sunlight into electricity. Typical commercial solar cells have an efficiency ranging from about 10% to 17%, meaning that for every 100 watts of sunlight striking a panel, 10 to 17 watts of electricity will be produced.

Approximately 85% of the world’s annual PV production uses crystalline silicon as its base material. Silicon wafer solar cells are efficient, but require significant energy and bulk material to manufacture, and are rigid and fragile. Alternative solar cells based upon thin films have been under development for approximately 20 years and are now being commercialized. Thin-film technology is also of interest to the space community due to its unique combination of efficiency, light weight and flexible nature. A thin-film cell requires far less raw material to create than a silicon wafer cell. Thin-film solar cells, however, require a structural “substrate” to support them, such as glass, plastic, or metal sheets or foils.

The three primary thin-film semiconductor materials currently being explored are amorphous silicon, cadmium telluride, and CIGS. The CIGS technology presently under development by DayStar and others has demonstrated over 19% conversion efficiency in the laboratory, the highest among all thin-film technologies. In research conducted by Shell Solar (formerly Siemens Solar Industries), a CIGS thin-film module technology has demonstrated reliable field performance of over 10 years. DayStar’s solar cells have not been extensively field tested, although prototype cells are currently being tested by the United States Air Force Research Laboratory and Dutch Space B.V. for performance, reliability, radiation hardness, and related issues pertaining to possible future use in satellite power applications.

Despite increased interest in the solar cell industry, there have been limited technological breakthroughs that enable solar-generated electricity to compete with hydrocarbon-generated electricity on a cost basis. Although the cost of a solar cell has decreased during the past 20 years, and cell efficiency has increased, widespread use of solar cells has been hindered by costly manufacturing methods and materials and low industry-wide production capacity.

The current high cost of solar cells is largely the result of costly and low volume manufacturing methodologies and high (and often volatile) silicon feedstock costs. The existing batch-type manufacturing methodologies used to produce silicon solar cells have limited scalability resulting in diminished economies of scale. In addition, the silicon sold to the semiconductor industry is a higher grade than is needed in the PV industry and the cost of electronics-grade silicon is too high to be used as a substrate by the PV industry. Since silicon suppliers are not currently making lower-grade silicon feedstock, the PV industry is dependent on the waste-stream of an unrelated industry which limits the availability of silicon feedstock and produces cost volatility.

Development Of Our Business

We plan to develop our manufacturing process in three stages. Each stage will employ standard thin-film deposition methods, such as sputter-coating and other physical vapor deposition processes. In a sputter-coating process, a solid target and a substrate are placed in a vacuum chamber. By adding a small amount of process gas to the chamber and negatively charging the target, the process gas is ionized and a plasma discharge is formed. The positively charged gas ions strike the solid target with enough force to eject atoms from its surface. The ejected target atoms condense on the substrate and a thin film coating is constructed atom by atom. Different targets can be used to create a multi-layered coating as the substrate moves through the vacuum chamber. We have acquired used, thin-film deposition vacuum equipment that will be the basis for the initial stages of manufacturing. The equipment will be retrofit for our process.

During Stage I, we will employ a combination of continuous and batch-style processing to finalize the continuous production process and to produce working solar cells. We believe this first manufacturing phase has a very high probability of success, as it uses off-the-shelf manufacturing equipment and proven manufacturing methods employed in various high-tech industries, such as the magnetic disc drive industry. Toward the end of Stage I, we anticipate being able to produce limited quantities of working solar cells that can be sold to the specialized markets and customers described below.

Stage II will be characterized by a partially-continuous pallet manufacturing process. At this point, several components of the process previously accomplished in a batch fashion will be integrated into the continuous manufacturing equipment. At the beginning of Stage II, we expect the manufacturing process will have, at most, three separate manufacturing components. Higher volumes of product will be produced using a pallet transfer system instead of a batch system.

Our Stage III manufacturing phase will consist of conversion from a partially-continuous pallet system to a continuous, roll-to-roll manufacturing process. At this stage, pallets would be replaced by large rolls of substrate, such as metal foil, continuously fed through the manufacturing system using spools, and the various layers comprising the cell would be applied using a variety of thin-film deposition processes. Our full-scale, roll-to-roll system would be able to move large rolls of substrate material, up to approximately 3,000 linear feet per roll or more, through the system. We estimate that our full-scale manufacturing process could be capable of processing between approximately 1,000 to 2,000 square feet of solar cell material per hour, and require minimal supervision. The development plan has been designed to provide for incremental success that reduces the risk in moving to the next stage of development. We will require additional financing to complete Stage II and move into Stage III manufacturing at the production levels described.

We expect Stage I process development to take approximately 12 to 15 months, and the full transfer to the partially-continuous pallet processing system in Stage II to take another 12 to 15 months. During the latter period, we plan to initiate design and procurement of our full-scale roll-to-roll manufacturing process. Both the continuous pallet processing system and the roll-to-roll processing system will be modular in nature, allowing construction to be completed in sections. With sufficient follow-on financing, our goal is to initiate full capacity production, using the roll-to-roll processing system, within 24 to 30 months. The capital equipment requirements to complete Stage II and move into Stage III manufacturing we estimate will be approximately $10 million dollars. In addition, we are pursuing OEM relationships with companies that may be interested in converting their existing manufacturing facilities to manufacture solar cells if our manufacturing process is successful.

For each stage of manufacturing, DayStar has developed alternative production procedures if a particular stage of cell manufacturing does not translate well to the proposed manufacturing process. Some alternative production possibilities involve the substitution of one thin-film material for another, the use of another procedure, such as non-vacuum or vapor, to deposit a particular thin-film layer onto the substrate, or manufacturing our solar cell with a less-automated process. We believe that, even if particular manufacturing stages are unable to be translated to continuous on-line processing, the production cost for our solar cell will still be less than the cost of cells produced using existing batch production methods.

We intend to market and sell our solar cells at each stage of manufacture. The volume of cells being produced should increase as each stage is achieved, with corresponding reductions in manufacturing cost. Completed solar cell sheets or rolls can be cut into various shapes and packaged in a number of different ways to meet the needs of customers. DayStar’s thin-film CIGS solar cell can be made structurally (shape, size, weight, etc.) and functionally equivalent to silicon wafer cells, and will be available as a substitute for the silicon wafer cells that are currently the industry standard in nearly all power-module manufacturing operations. Module manufacturing companies create modules by packaging a number of silicon wafer cells together. Our product will offer module manufacturing companies an alternative, lower-cost solar cell that has the same efficiencies, function, shape, and size as the silicon wafer cells they now use in manufacturing.

The raw materials used in DayStar’s proposed manufacturing process consist of stainless steel, copper, indium, gallium, selenium, zinc, and aluminum. None of these materials has been difficult to purchase in the last two decades, nor is a shortage of any of them expected in the foreseeable future. Copper, selenium, zinc and aluminum are widely available. Indium and gallium are by-products of zinc and aluminum mining and, although not as widely available as the other elements, supplies are anticipated to be more than adequate for the foreseeable future. We do not expect the cost of all raw materials to exceed 30% of total product cost.

Markets and Customers

DayStar’s target markets and customer base will evolve with the maturity of its manufacturing operations. Initially we principally intend to focus our sales and marketing efforts in North America, Europe and Asia. We intend to later expand such efforts into South America, Africa and Australia. At Stage I, we plan to initially focus on producing low volumes, beginning with 50 square feet per day, and improving to 500 square feet per day, of CIGS solar cells using our non-continuous process. We intend to target customers who are developing their own technology platforms in which our solar cell could play an important role. Such platforms include satellite and airborne vehicle power systems and lightweight power systems for battery charging. The pricing of cells for this application is at a premium relative to traditional markets and we believe the volume of cells for this technology platform could be substantial. This customer base is primarily military in nature, though there are also commercial ventures interested in each of these technology platforms. We believe this customer base will potentially be a source of early revenue.

In addition to providing product to specialized customers, we plan to make solar cells for testing and for packaging into modules by one or more of our prospective module manufacturing customers. In this way, we plan to establish customer relationships early in the product-testing phase and may obtain valuable feedback on various elements of our product and its utility.

At Stage II, as our manufacturing operations mature to higher production capacity, beginning with 500 square feet per day, we plan to expand our module manufacturing customer base and further develop sales and marketing relationships. At DayStar’s anticipated early production cost, module manufacturing companies may potentially realize an immediate cost savings by employing DayStar’s solar cells in their manufacturing operations. DayStar’s solar cells can be configured, at a negligible cost to DayStar, to be compatible with various existing module structures. Therefore, the module manufacturers would simply be replacing an existing high-cost silicon wafer solar cell with DayStar’s lower-cost thin-film CIGS solar cell, without any need to re-design their modules, or their manufacturing process, and without any substantial change in product performance.

DayStar anticipates that, with our Stage III continuous roll-to-roll manufacturing process running 24 hours a day, production output could reach or exceed 36,000 square feet per day, per manufacturing system. With such volume production capabilities, DayStar expects to have the ability to supply product for significant electricity projects, such as solar farms or other electricity generating facilities with electricity output of 100 megawatts or more.

Our strategy of increasing manufacturing capacity at a lower cost is based in part on the assumption of continuing growth in the solar electric power market. Should the overall solar electric power market fail to achieve continued growth, or should growth cease or diminish in particular market segments and geographic sales regions where we intend to sell our products, a material adverse effect on our business, results of operations and financial condition may occur. Our target market may also be limited or decrease as a result of an inability to store substantial amounts of electricity converted through our solar cells.

Intellectual Property; Research and Development

Solar cells work by capturing incident sunlight that passes through the transparent conductor and into the CIGS layer where it is absorbed. The absorption process liberates positive and negative carriers of electricity that move in opposite directions toward the back and front metal contacts where they are collected and generate current. Each CIGS solar cell is expected to produce about a one-half volt of electricity. The current generated by the solar cell will be related to the surface area that receives the incident sunlight. Solar cells are then connected in series in order to add their voltages, much like batteries in a flashlight. A typical PV module will have 36 cells connected together resulting in approximately 20 volts at the output terminals.

We have tested various metal substrates, including stainless steel, and have selected one such substrate that management believes provides our solar cell with durability at high processing temperatures, mechanical flexibility, lower weight and more desirable thermal characteristic than glass, while exhibiting acceptable efficiency. We believe these characteristics may permit the cells to be mass-produced at a low cost. Metal is advantageous as a substrate material because it can conduct electricity to the back of the cell, much like a silicon solar cell.

The fabrication of our solar cells will be accomplished in two distinct steps: (1) solar cell thin-film stack fabrication; and (2) solar cell finishing, including metal grid application, cutting, and testing. This modularity is beneficial in that unfinished solar cell material may also be sold or shipped as a product to customers/partner facilities where they will complete the cell finishing process.

We rely to a limited degree on patent protection to protect our proprietary technology. We are in the process of negotiating a non-exclusive license to National Renewable Energy Laboratory patents that may relate to DayStar’s manufacturing process.

We also own two United States patents relating to concentrating PV optics and packaging design. These patents are not used in our solar cell or our proposed manufacturing process. We believe these patents will become useful if Stage III manufacturing is successful and we become involved in large-scale electricity projects. Five corresponding foreign patents have been issued. Six corresponding foreign patent applications are pending. If we exploit these concentrator patents, we will owe quarterly royalty payments to our co-founder Dr. Eric Cole equal to (i) 20% of the first $1 million of gross royalties collected by us for licenses granted under the two patents owned by us, or from the gross proceeds of the sale of such patents, 15% of the second $1 million of such gross royalties or gross proceeds, and 10% of any remaining gross royalties or gross proceeds collected; and (ii) 2% of the gross revenues collected from any and all products produced and sold by DayStar that are covered by either patent.

A number of the substances and methods used to produce the layers of our solar cell are also trade secrets. We protect our trade secrets with a variety of security measures. We enter into confidentiality and non-disclosure of intellectual property agreements with our employees, consultants and certain vendors and generally control access to and distribution of our proprietary information. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use our proprietary information without authorization or to develop similar information independently.

Current areas of research that may result in additional patent filings include solar cell structure and composition, solar cell processing, manufacturing process and system design, solar cell integration and packaging, packaged product design, and system design. Research and development expenses were for the three months ended March 31, 2004 and 2003 and for the years ended December 31, 2003 and 2002 were $58,682, $84,769, $190,398 and $6,968, respectively. Research and development expenses increased in 2003 as a result of continued development of technologies that had been reimbursed under cost-sharing arrangements pursuant to government research contracts in prior years. We expect research and development expenses to increase significantly in 2004 as we develop our manufacturing process.

Competition

Our product, a flexible, efficient, inexpensive solar cell, will compete with current solar cell technologies (such as the conventional crystalline silicon solar cells and other thin-film cell and module technologies), other “clean” renewable energy technologies (for example, wind, ocean thermal, ocean tidal, and geo-thermal power sources), and conventional fossil fuel based technologies for the production of electricity. We expect our primary competition will be within the solar cell marketplace. Barriers to entering the solar cell manufacturing industry include the technical know-how required to produce solar cells that maintain acceptable efficiency rates. In addition, any new solar cell technology would probably need to demonstrate several years of successful testing prior to wide-spread market acceptance.

A variety of competing solar cell technologies are being developed by a number of companies. Such technologies include nanorod solar cell technologies, amorphous silicon, cadmium telluride and copper indium diselenide as well as advanced concepts for both bulk ingot-based and thin film crystalline silicon. Any of these competing technologies could achieve manufacturing costs per watt lower than the cost per watt to manufacture our CIGS solar cells.

We believe the principal competitive factors in the market for solar electric power products are: price per watt, long-term stability and reliability, conversion efficiency and other performance measures, ease of handling and installation, product quality, reputation, and environmental factors. If we do not compete successfully with respect to these or other factors, it could materially adversely affect our business, results of operations, and financial condition.

A number of large companies are actively engaged in the development, manufacturing and marketing of solar electric power products. The four largest PV cell suppliers are Sharp Corporation, BP Solar, Shell Solar, and Kyocera Corporation, which together supply over half of the current PV cell market. All of these companies have greater resources to devote to research, development, manufacturing and marketing than we do. However, of these four companies, only Shell Solar is believed to be working on a CIGS technology. Shell’s thin-film CIGS solar cell project utilizes cell integration on glass to produce a complete module product, not a cell product. DayStar believes its single cell product design and mass production using a stainless steel substrate will offer competitive advantages to DayStar.

There are also several small companies working to manufacture CIGS solar cells. Global Solar, LLC in Tucson, Arizona is pursuing roll-to-roll non-continuous manufacturing of integrated panels on plastic substrates, and discrete solar cells on stainless steel. One emerging company, Raycom, Inc., is considering a manufacturing approach somewhat similar to DayStar’s. Although Raycom has experience in continuous processing, it has very limited experience with the PV industry and the properties of solar cells. DayStar believes its competitive advantages will emerge due to its thin-film CIGS solar cell design, the efficiency and scale of its proposed manufacturing process, and DayStar’s extensive experience and research regarding the properties of thin-film CIGS solar cells.

Employees

We currently have seven full-time and three part-time employees. We are seeking additional full-time professionals to serve in management and in lead and support technical roles. The number of employees anticipated within one year is between 20 and 22.

Property

We currently lease approximately 3,000 square feet of office space in Grass Valley, California under a three-year lease that expires on July 31, 2005, with an option to renew for an additional three-year period. The leased space is currently used by DayStar Technologies, Inc. for research and development, prototype production, marketing and administration, and is used by our solar systems subsidiary, DayStar Solar, LLC. We also currently lease approximately 100 square feet of office space in Golden, Colorado on a month-to-month basis.

Our need for expansion into a larger space to initiate pilot manufacturing has led us to review alternative locations to site new operations. As a result, we expect to relocate the research and development and manufacturing operations to the Clifton Park, New York area, leaving the solar systems installation business in Grass Valley, California. We believe that the work force and energy business environment in upstate New York is better suited to our needs and that adequate space is available at commercially reasonable rates.

We intend to use our cash resources in the development of our core business. We do maintain an investment policy establishing parameters for the investment of any excess cash. Our investment policy permits investments that primarily preserve capital, minimize risk of principal loss and provide sufficient liquidity to meet our daily cash requirements. Our cash reserves are invested consistent with this policy in interest bearing accounts and government securities. As of the date of this prospectus, we have no investments in publicly traded securities, real estate, mortgages or securities of or interests in persons primarily engaged in real estate activities.

Legal Proceedings

There are no legal proceedings pending against us. We are, however, subject to various claims that arise in the ordinary course of business. In September 2003, we received a letter from a stockholder and former officer and director of the company claiming that she is entitled to unpaid wages and fees plus interest in the approximate amount of $40,000. In October 2003, we received a letter from an attorney representing a former director of the company claiming that the former director is entitled to receive stock, and to receive past compensation and other damages from the company in an amount exceeding $1.5 million. Either claimant may elect to pursue such claims through litigation. Based upon the information that is currently available, we do not believe that there is any basis in fact for either claim or that the various claims in the aggregate will materially affect our financial condition or results of operations.

Corporate History

DayStar Technologies, Inc., a Delaware corporation, was formed in February 1997. In June 1997, we acquired all the assets of CoGen Solar, LLL, an Arizona limited liability company organized in 1996 by Dr. John R. Tuttle and Dr. Eric Cole. We have one subsidiary, DayStar Solar LLC, a Colorado limited liability company, that resells and installs solar electricity systems for residential customers in Northern California. Our website is located at www.daystartech.com. The information on or that can be accessed through our website is not part of this prospectus.

MARKET FOR COMMON EQUITY

AND RELATED STOCKHOLDER MATTERS

Market Information

On February 6, 2004, our units began trading on the Nasdaq SmallCap Market under the symbol DSTIU. As of March 22, 2004, our units ceased trading, and the common stock, Class A warrants and Class B warrants began trading separately on the Nasdaq SmallCap Market under the symbols DSTI, DSTIW and DSTIZ, respectively. Before our initial public offering, there was no established public market for our common stock. As of April 23, 2004, there were approximately 32 holders of record of our common stock and one holder of record of our Class B common stock. The table below shows the range of the high and low bid prices for our currently trading securities during the partial first quarter and second quarter of 2004, as reported by Nasdaq.

Period	Common Stock Price Range		Class A Warrant Price Range		Class B Warrant Price Range
	High	Low	High	Low	High	Low
2004 First Quarter (March 22-31)	$2.80	$2.01	$0.93	$0.56	$1.00	$0.60
2004 Second Quarter	$4.04	$1.97	$0.93	$0.40	$0.79	$0.20

Dividends

We have never declared or paid any dividends on our capital stock and do not anticipate paying any cash dividends on our capital stock in the foreseeable future. We currently expect to retain our future earnings, if any, for use in the operation and expansion or our business. Any future decision to pay cash dividends will be at the discretion of our board of directors and will be dependent upon our financial condition, results of operations, capital requirements and other factors our board of directors may deem relevant. There are currently no restrictions that limit our ability to pay dividends on our capital stock.

MANAGEMENT

Executive Officers and Directors

Our executive officers and directors are as follows:

Name	Age	Position
John R. Tuttle	45	Chairman of the Board, President, and Chief Executive Officer
Stephen A. Aanderud	55	Chief Financial Officer and Secretary
J. Peter Lynch	55	Vice President, Investor Relations and Strategic Development
Robert G. Aldrich	63	Director
Randolph A. Graves, Jr.	65	Director

John R. Tuttle. Dr. Tuttle is the co-founder of DayStar, and has served since 1997 as a director and its President and Chief Executive Officer. Dr. Tuttle was elected as our Chairman of the Board in October 2003. From 1986 to 1996, Dr. Tuttle held the position of Senior Scientist at the National Renewable Energy Laboratory where he was responsible for process and device development activities relating to thin-film solar cells. Dr. Tuttle received his B.S. in Engineering Physics from Cornell University, his M.S. in Physics from the Colorado School of Mines, and his Ph.D. in Electrical Engineering from the University of Colorado.

Stephen A. Aanderud. Mr. Aanderud has served as our Chief Financial Officer and Secretary since October 2003. From 2001 to 2003, Mr. Aanderud was an independent financial consultant. He served as Chief Financial Officer of Oregon Baking Company, a private multi-location bakery-café retailer, from April to October of 1999. In October 1999, a portion of Oregon Baking Company’s operations were sold to Tri-Brands, Inc., and Mr. Aanderud served as Chief Financial Officer of Tri-Brands, Inc. from October 1999 to 2001. Oregon Baking Company became involved in a bankruptcy proceeding in December 1999. Mr. Aanderud was the President, Chief Financial Officer, and a director of Thrustmaster, Inc., a public computer peripheral company, from 1993 to 1998. Mr. Aanderud was with Arthur Andersen & Co. for nine years, and is a certified public accountant. Mr. Aanderud received his B.S. in Business Administration from Portland State University.

J. Peter Lynch. Mr. Lynch has served as our Vice President, Investor Relations and Strategic Development since October 2003. Mr. Lynch has been a consultant to DayStar since October 2002. He is the founder and President of Salem Financial, Inc., a financial consulting company involved with small emerging technology companies since 1977. Mr. Lynch received his B.A. in Economics from Villanova University and his M.B.A. from the State University of New York at Albany.

Robert G. Aldrich. Dr. Aldrich joined us as a director in October 2003. From 2000 to the present, Dr. Aldrich served as Chief Executive Officer and Chairman of Dirigo Energy, Inc., dba NowPower, a private energy-related risk management company. From 1995 to 2000, Dr. Aldrich was the Chief Executive Officer of Tailored Energy, Inc., which provided executive and consulting support to various businesses. From 1997 to 2000, Dr. Aldrich served as a director for TTI Technologies, Inc., from 1998 to 2000, he was the Chairman of Burstpower, Inc., and from 1999 to 2000, Dr. Aldrich was the President of Commercial Operations for Solo Energy Corp. Dr. Aldrich has served as Group Vice President for the Electric Power Research Institute. Dr. Aldrich has a Ph.D. in Solid State Science and Technology from Syracuse University, and a Bachelor of Materials Engineering from Rensselaer Polytechnic Institute.

Randolph A. Graves, Jr. Dr. Graves joined us as a director in October 2003. He is currently an Executive Consultant with Graves Technology Inc. and serves as the acting Chief Financial Officer of Eurotech, Ltd. and as a director of Eurotech Ltd. and HomeCom Communications Inc., a subsidiary of Eurotech. Eurotech is a public company that acquires, develops, and markets chemical and electronic technologies and products for use in environmental and security markets. Dr. Graves previously served as Eurotech’s Chairman and Chief Executive

Officer, and prior to joining Eurotech was the President of Graves Technology, Inc. Dr. Graves was formerly the President and Chief Executive Officer of Mosaic Multisoft Corp., a Research Leader at NASA Langley Research Center, and Director, Aerodynamics Division, at NASA Headquarters in Washington, D.C. Dr. Graves received his B.S. from Virginia Polytechnic Institute and State University, his M.S. from Virginia Polytechnic Institute and State University, his D.Sc. from George Washington University, and his Master of Management from Stanford University’s Graduate School of Business.

Board of Directors

Our board of directors consists of three members, Dr. John R. Tuttle, Dr. Robert G. Aldrich and Dr. Randolph A. Graves, Jr. The term of each our directors expires in 2004, and each of the directors has been nominated for reelection at the annual meeting of our stockholders on June 22, 2004.

Our board of directors has an audit committee and a compensation committee. Dr. Aldrich and Dr. Graves, our non-employee directors, each serve on our audit committee and our compensation committee. The audit committee is responsible for reviewing the results and scope of audits and other services provided by our independent public accountants, and reviewing our system of internal accounting and financial controls. The audit committee also reviews other matters with respect to our accounting, auditing and financial reporting practices and procedures, as it deems necessary or desirable. Our board of directors has determined that Dr. Graves will serve as our audit committee financial expert. Dr. Graves has agreed to serve as the chair of the audit committee. We are presently searching for another independent director to serve on the audit committee.

The compensation committee is authorized to make and review periodically recommendations regarding employee compensation, and to perform other duties regarding compensation for employees, as the board of directors may direct. The compensation committee is also authorized to administer our Equity Incentive Plan. Dr. Aldrich has agreed to serve as the chair of the compensation committee.

We will maintain at least two independent directors on our board of directors to review all material transactions with affiliates. All future transactions with affiliates will be approved by a majority of our independent, disinterested directors and will be on terms no less favorable to us than those terms that can be obtained from unaffiliated third parties.

EXECUTIVE COMPENSATION

The following Summary Compensation Table sets forth certain information regarding the compensation of our President and Chief Executive Officer for services rendered in all capacities to DayStar during each of the three years ended December 31, 2003. We had no other named executive officers during the three years ended December 31, 2003.

Summary Compensation Table

	Annual Compensation			Long-Term Compensation
Name and Principal Position	Year	Salary	Bonus	Restricted Stock Awards	Securities Underlying Options/SARS	LTIP Payouts	All Other Compensation
John R. Tuttle	2003	$74,850	—	$280,000	—	—	$3,122	(1)
President and CEO	2002	$79,200	—	—	—	—	$4,100	(2)
	2001	$18,400	—	—	—	—	$24,000	(3)

(1)	Medical premiums paid by DayStar.
(2)	Moving expenses for move to Grass Valley, California.
(3)	Grant of 6,000 shares of DayStar common stock for services.

Director Compensation

Prior to 2003, directors were not compensated for their service on the board. Beginning in 2003, non-employee directors will receive an annual fee of $6,000 per year payable quarterly in arrears, plus a $1,000 meeting fee for each meeting of the board of directors or a board committee the director attends. In addition, upon election to the board, non-employee directors will receive a fully vested option to purchase 6,000 shares of DayStar common stock under the DayStar Equity Incentive Plan. In addition, for each completed year of service as a director, our non-employee directors will be granted a fully vested option to purchase 3,000 shares of DayStar common stock after the annual meeting of stockholders.

Employment Agreements

Each officer serves at the discretion of our board of directors. We have employment agreements with John R. Tuttle, our President and Chief Executive Officer, J. Peter Lynch, our Vice President, Investor Relations and Strategic Development, and Stephen A. Aanderud, our Chief Financial Officer and Secretary.

Under each such employment agreement, the executive is entitled to participate in an annual bonus and long-term incentive award program, if and when such program is adopted by the Board. Each executive’s receipt of bonus compensation is within the sole discretion of the board of directors, and we have the right to alter, amend or eliminate all or any part of any bonus or incentive plans at any time, without compensation. Each executive is also entitled to participate in all of our employee benefit plans. We may terminate each agreement at any time for “cause” or in the event of the executive’s disability or death. If we terminate without “cause,” Messrs. Lynch and Aanderud will be entitled to three months’ base salary and Dr. Tuttle will be entitled to six months’ base salary, in addition to any other benefits which have been earned or become payable as of the date of the termination. In the event that the agreement is terminated because of death or disability, we will continue to pay the executive’s full salary through the end of the month in which his period of employment ends, together with any benefits which have been earned or become payable as of the termination date. As part of each agreement, the executive has signed a nondisclosure, developments and nonsolicitation agreement in which he agrees, among other things, to protect our confidential information and not to solicit our employees, customers or suppliers.

Dr. Tuttle’s agreement is for an initial three-year term ending on October 31, 2006. The agreement is automatically extended for successive one-year periods unless either party gives the other 30 days prior notice that it elects not to extend the agreement. Under the agreement, Dr. Tuttle receives a base salary of $150,000 per year. Dr. Tuttle’s agreement provides that he will also receive incentive salary equal to one-tenth of DayStar’s adjusted net profits, not to exceed two hundred percent of his base salary, and the use of an automobile during the term of the agreement.

Mr. Lynch’s agreement is for an initial one-year term, ending on October 31, 2004. The agreement is automatically extended for successive one-year periods unless either party gives the other 30 days prior notice that it elects not to extend the agreement. Under the agreement, Mr. Lynch receives a base salary of $72,000 per year.

Mr. Aanderud’s agreement is for an initial one-year term, ending on October 21, 2004. The agreement is automatically extended for successive one-year periods unless either party gives the other 30 days prior notice that it elects not to extend the agreement. Under the agreement, Mr. Aanderud receives a base salary of $96,000 per year.

Equity Incentive Plan

Our board of directors recently adopted and stockholders approved the DayStar Equity Incentive Plan. The plan authorizes us to issue restricted stock, stock units, options to purchase our common stock, or stock appreciation rights, not to exceed 1,050,000 shares of our common stock, to employees, outside directors, and consultants. As of March 31, 2004, we had issued 580,502 shares of restricted stock valued at $4.00 per share under the plan. In addition, we granted options to purchase 12,000 shares of common stock. 22,000 shares were returned to the plan because of forfeiture.

The plan is administered by the compensation committee of the board of directors. Subject to the provisions of this plan, the committee determines who will receive securities, the number of securities granted, the manner of exercise and the exercise price of the securities. The term of incentive stock options granted under the plan may not exceed ten years, or five years for options granted to an optionee owning more than 10% of our voting stock.

The exercise price of an incentive stock option granted under this plan must be equal to or greater than the fair market value of the shares of our common stock on the date the option is granted. The exercise price of a non-qualified option granted under this plan must be equal to or greater than 85% of the fair market value of the shares of our common stock on the date the option is granted. An incentive stock option granted to an optionee owning more than 10% of our voting stock must have an exercise price equal to or greater than 110% of the fair market value of our common stock on the date the option is granted.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information as of May 1, 2004, regarding the beneficial ownership of our common stock as of the most recent practicable date, and as adjusted to reflect the sale of 253,330 units in this offering, by:

•	each person or group of affiliated persons known to be the beneficial owner of more than 5% of our outstanding common stock or our outstanding Class B common stock;

•	each of our directors;

•	our chief executive officer; and

•	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting and investment power with respect to the securities based on 3,238,500 shares outstanding prior to this offering. We believe that, except as otherwise noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed.

Name and Address of Beneficial Owner	Class of Securities Owned	Number of Shares Beneficially Owned	Percentage of the Class Beneficially Owned Before This Offering	Percentage of the Class Beneficially Owned After This Offering
John R. Tuttle 900 Golden Gate Terrace, Suite A Grass Valley, CA 95945	Common	498,830	15.4%	14.3%

Robert G. Aldrich(1) 900 Golden Gate Terrace, Suite A Grass Valley, CA 95945	Common	6,000	*	*

Randolph A. Graves, Jr.(1) 900 Golden Gate Terrace, Suite A Grass Valley, CA 95945	Common	6,000	*	*

Name and Address of Beneficial Owner	Class of Securities Owned	Number of Shares Beneficially Owned	Percentage of the Class Beneficially Owned Before This Offering	Percentage of the Class Beneficially Owned After This Offering

Ramius Capital Group, LLC(2) 666 Third Avenue, 26th Floor New York, New York 10017	Common	187,760	5.8%	5.4%

Eric Cole 5438 Gladewright Drive Centreville, VA 20120	Common	173,334	5.4%	5.0%

Interface, Inc. (3) 100 Chastain Center Blvd., Suite 165 Kenesaw, GA 30144	Class B common stock	29,000	1.8%	1.7%

All directors and executive officers as a group (five persons)	Common	630,830	19.4%	18.1%

*	Less than one percent.
(1)	Dr. Aldrich and Dr. Graves were each granted a presently exercisable option to purchase up to 6,000 shares of common stock when they joined the Board of Directors in October 2003.
(2)	As disclosed in a Schedule 13G filed by Ramius Capital Group LLC on April 30, 2004.
(3)	Interface, Inc. owns 100% of our outstanding Class B common stock. The common stock ownership percentage reflects a pro-forma 2-for-1 split conversion into common stock.

DESCRIPTION OF SECURITIES

Our authorized capital stock consists of 20,000,000 shares of common stock, of which 150,000 shares are classified as Class B common stock, and 3,000,000 shares of preferred stock, all with a par value of $0.01 per share. Our Amended and Restated Certificate of Incorporation and Bylaws provide further information about our capital stock.

Units

Each unit subscribed for by the bridge investors consists of one share of common stock, one Class A redeemable public warrant to purchase one share of common stock, and two Class B non-redeemable public warrants, each to purchase one share of common stock.

Common Stock

Holders of our common stock are entitled to one vote for each share on all matters submitted to a stockholder vote and may not cumulate their votes. Holders of common stock are entitled to share in all dividends that the board of directors, in its discretion, declares from legally available funds. In the event of our liquidation, dissolution or winding up, each outstanding share entitles its holder to participate pro rata in all assets that remain after payment of liabilities and after providing for each class of stock, if any, having preference over the common stock.

Holders of our common stock have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to our common stock. The rights of the holders of common stock are subject to any rights that may be fixed for holders of preferred stock.

As of March 31, 2004, of the 1,050,000 shares of common stock reserved under our Equity Incentive Plan, 558,502 shares had been awarded as restricted stock grants. Options to purchase 12,000 shares of common stock were granted under the plan to our two non-employee directors. The remaining 479,498 shares of common stock reserved were available for grants. In addition, 58,000 shares of common stock were reserved for conversion of the Class B common stock.

Class B Common Stock

Currently, there are 29,000 shares of Class B common stock outstanding owned by one holder. The holder of our Class B common stock has the option to convert shares of Class B common stock into shares of common stock at any time. Class B common stock automatically converts into common stock upon the closing of an underwritten public offering in excess of $10 million, at a per share offering price of no less than $6.25 per share, or upon transfer of the shares to any other person or entity. Upon conversion, each share of Class B common stock is converted into the number of shares determined by dividing $7.00 by the Class B conversion rate, currently $3.50. As of December 31, 2003, each share of Class B common stock is convertible into two shares of common stock. The Class B conversion rate is subject to adjustment as set forth in our Amended and Restated Certificate of Incorporation. Holders of Class B common stock are entitled to vote as a single class with the holders of the common stock on all matters presented to the holders of the common stock for vote.

Holders of Class B common stock are entitled to cast a number of votes equal to the number of shares of common stock into which the shares of Class B common stock held would then be convertible and may not cumulate their votes. Holders of Class B common stock are entitled to receive the same cash dividends as are paid to holders of the common stock, when, as and if declared by the board of directors, in its discretion, from legally available funds. In the event of our liquidation, dissolution or winding up, each outstanding share of Class B common stock shall be treated as the number of shares of common stock into which the Class B common stock is then convertible for purposes of any distribution, and will participate pro rata with the common stock in all assets that remain after payment of liabilities and after providing for each class of stock, if any, having preference over the common stock.

Holders of our Class B common stock have no preemptive or other subscription rights, and there are no redemption provisions applicable to our Class B common stock. The rights of the holders of the Class B common stock are subject to any rights that may be fixed for holders of preferred stock.

Preferred Stock

Our Amended and Restated Certificate of Incorporation provides for the issuance of up to 3,000,000 shares of preferred stock. As of the date of this prospectus, there are no outstanding shares of preferred stock. Subject to certain limitations prescribed by law and the rights and preferences of the preferred stock, our board of directors is authorized, without further stockholder approval, from time-to-time to issue up to an aggregate of 3,000,000 shares of our preferred stock, in one or more additional series. Each new series of preferred stock may have different rights and preferences that may be established by our board of directors. We will not offer preferred stock to our officers, directors, holders of 5% or more of any class of our securities, or similar parties except on the same terms as the preferred stock is offered to all other existing or new stockholders.

The rights and preferences of future series of preferred stock may include, without limitation:

•	number of shares to be issued;

•	dividend rights and dividend rates;

•	right to convert the preferred stock into a different type of security;

•	voting rights attributable to the preferred stock;

•	right to receive preferential payments upon a liquidation of the company;

•	right to set aside a certain amount of assets for payments relating to the preferred stock; and

•	prices to be paid upon redemption of the preferred stock.

Class A Public Warrants

General

Each Class A public warrant entitles the holder to purchase one share of our common stock at an exercise price per share of $6.00. The exercise price is subject to adjustment upon the occurrence of certain events as provided in the Class A public warrant certificate and summarized below. Our Class A public warrants may be exercised at any time until they expire on February 11, 2009. A Class A public warrant holder will not be deemed to be a holder of the underlying common stock for any purpose until the Class A public warrant has been properly exercised.

Redemption

We have the right to redeem the Class A public warrants at a redemption price of $0.25 per public warrant (subject to adjustment in the event of a stock split, dividend or the like) at any time after August 5, 2004. The redemption right arises if the last reported sale price per share of our common stock as reported by the principal exchange or trading facility on which our common stock trades equals or exceeds $8.50 for five consecutive trading days ending prior to the date of the notice of redemption. We are required to provide 30 days prior written notice to the Class A public warrant holders of our intention to redeem the warrants. We will send the written notice of redemption by registered or certified mail to Class A public warrant holders at their last known addresses appearing on the registration records maintained by the transfer agent for our Class A public warrants. No other form of notice or publication will be required. If we call the Class A public warrants for redemption, they will be exercisable until the close of business on the business day immediately preceding the specified redemption date.

Exercise

A Class A public warrant holder may exercise the Class A public warrants only if an appropriate registration statement is then in effect with the Securities and Exchange Commission and if the shares of common stock underlying our Class A public warrants are qualified for sale under the securities laws of the state in which the holder resides.

Our Class A public warrants may be exercised by delivering to our transfer agent the applicable Class A public warrant certificate on or prior to the expiration date or the redemption date, as applicable, with the form on the reverse side of the certificate executed as indicated, accompanied by payment of the full exercise price for the number of Class A public warrants being exercised. Class A public warrants may only be exercised to purchase whole shares. Class A public warrant holders will receive cash equal to the current market value of any fractional interest, which will be the value of one whole interest multiplied by the fraction thereof, in the place of fractional Class A public warrants that remain after exercise if they would then hold Class A public warrants to purchase less than one whole share. Fractional shares will not be issued upon exercise of our Class A public warrants.

Adjustments of exercise price

The exercise price of our Class A public warrants is subject to adjustment if we declare any stock dividend to stockholders or effect any split or reverse split with respect to our common stock. Therefore, if we effect any stock split or reverse split with respect to our common stock, the exercise price in effect immediately prior to such stock split or reverse split will be proportionately reduced or increased, respectively. Any adjustment of the exercise price will also result in an adjustment of the number of shares purchasable upon exercise of a Class A public warrant or, if we elect, an adjustment of the number of Class A public warrants outstanding.

The exercise price is also subject to adjustment in the event of a capital reorganization or reclassification of the common stock, or in the event we consolidate with, or merge into, or sell our property to another corporation (other than a consolidation or merger that does not result in any reclassification or change of the outstanding common stock). Therefore, if we effect any capital reorganization or reclassification, consolidation, merger, or sale, the exercise price in effect immediately prior to that event will be proportionately reduced or increased, respectively. Any adjustment of the exercise price will also result in an adjustment of the number or kind of securities or property purchasable upon exercise of a Class A public warrant or, if we elect, an adjustment of the number of Class A public warrants.

Class B Public Warrants

General

Each Class B public warrant entitles its holder to purchase one share of our common stock at $10.00. The exercise price is subject to adjustment upon the occurrence of certain events as provided in the Class B public warrant certificate and summarized below. Our Class B public warrants may be exercised at any time until they expire on February 11, 2009. A Class B public warrant holder will not be deemed to be a holder of the underlying common stock for any purpose until the Class B public warrant has been properly exercised.

Redemption

We have no right to redeem the Class B public warrants issued in this offering.

Exercise

A Class B public warrant holder may exercise our Class B public warrants only if an appropriate registration statement is then in effect with the Securities and Exchange Commission and if the shares of common stock underlying our Class B public warrants are qualified for sale under the securities laws of the state in which the holder resides.

Our Class B public warrants may be exercised by delivering to our transfer agent the applicable Class B public warrant certificate on or prior to the expiration date or the redemption date, as applicable, with the form on the reverse side of the certificate executed as indicated, accompanied by payment of the full exercise price for the number of Class B public warrants being exercised. Class B public warrants may only be exercised to purchase whole shares. Class B public warrant holders will receive cash equal to the current market value of any fractional interest, which will be the value of one whole interest multiplied by the fraction thereof, in the place of fractional Class B public warrants that remain after exercise if they would then hold Class B public warrants to purchase less than one whole share. Fractional shares will not be issued upon exercise of our Class B public warrants.

Adjustments of exercise price

The exercise price of our Class B public warrants is subject to adjustment if we declare any stock dividend to stockholders or effect any split or reverse split with respect to our common stock. Therefore, if we effect any stock split or reverse split with respect to our common stock, the exercise price in effect immediately prior to such stock split or reverse split will be proportionately reduced or increased, respectively. Any adjustment of the exercise price will also result in an adjustment of the number of shares purchasable upon exercise of a Class B public warrant or, if we elect, an adjustment of the number of Class B public warrants outstanding.

The exercise price is also subject to adjustment in the event of a capital reorganization or reclassification of the common stock, or in the event we consolidate with, or merge into, or sell our property to another corporation (other than a consolidation or merger that does not result in any reclassification or change of the outstanding common stock). Therefore, if we effect any capital reorganization or reclassification, consolidation, merger, or sale, the exercise price in effect immediately prior to that event will be proportionately reduced or increased, respectively. Any adjustment of the exercise price will also result in an adjustment of the number or kind of securities or property purchasable upon exercise of a Class B public warrant or, if we elect, an adjustment of the number of Class B public warrants.

Registration Rights

In addition to the registration rights granted with respect to the representative’s warrants, we have granted registration rights pursuant to a service agreement with a provider of investor and public relations services. Under the service agreement, we agreed to grant the service provider a warrant to purchase our common stock. We also granted piggyback registration rights for the common shares underlying the warrant on the first registration statement to be filed by the company following the registration statement of which this prospectus is a part.

Representative’s Warrants

In connection with our initial public offering, we have granted Paulson Investment Company, Inc., representative of the underwriters of the initial public offering, representative’s warrants to purchase units consisting of one share of common stock, one Class A public warrant, and one Class B public warrant at 120% of the initial public offering price of the units. These representative’s warrants may be exercised commencing on the first anniversary of the initial public offering.

The exercise price of the representative’s warrants is subject to adjustment if we declare any stock dividend to stockholders or effect any split or reverse split with respect to our common stock. Therefore, if we effect any stock split or reverse split with respect to our common stock, the exercise price in effect immediately prior to such stock split or reverse split will be proportionately reduced or increased, respectively.

The exercise price of the representative’s warrants is also subject to adjustment in the event of any change in the common stock through merger, consolidation, reclassification, reorganization, partial or complete liquidation, purchase of substantially all our assets, or other change in our capital structure. Therefore, if we effect any of these changes, the exercise price in effect immediately prior to that event will be proportionately reduced or increased, respectively. Any adjustment of the exercise price will also result in an adjustment of the number or kind of securities or property purchasable upon exercise of the representative’s warrants.

Bridge Investor Securities

The bridge investor securities consist of one share of common stock, one Class A redeemable warrant, and two Class B non-redeemable warrants for each unit subscribed for pursuant to the bridge investor subscription agreements. The terms of such securities are identical to the terms of the common stock and warrants described above.

Transfer Agent and Public Warrant Agent

The transfer agent for our units, common stock, Class A public warrants and Class B public warrants is U.S. Stock Transfer Corporation, 1745 Gardena Ave., Glendale, California 91204-2991. The telephone number of the transfer agent is (818) 502-1404.

Anti-Takeover Effects of Certain Provisions of Delaware Law and Our Certificate of Incorporation and Bylaws

We are subject to the provisions of Section 203 of the Delaware General Corporation Law, an anti-takeover law. The statute prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder; unless:

•	Prior to such date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	Upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (1) by persons who are directors and also officers and (2) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	On or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

For purposes of Section 203, a “business combination” includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the date of determination whether the person is an “Interested Stockholder,” did own, 15% or more of the corporation’s voting stock.

In addition, our authorized but unissued shares of common stock and preferred stock are available for our board to issue without stockholder approval. We may use these additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of our authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of our company by means of a proxy contest, tender offer, merger or other transaction. Our authorized but unissued shares may be used to delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by our stockholders. The board of directors is also authorized to adopt, amend or repeal our bylaws which could delay, defer or prevent a change in control.

SHARES ELIGIBLE FOR FUTURE SALE

This Offering

Upon closing of the transactions contemplated by the subscription agreements, we expect to have 3,549,830 shares of common stock outstanding, assuming conversion of 29,000 shares of Class B common stock into 58,000 shares of common stock. This number assumes no exercise of the Class A public warrants, the Class B public warrants, or the representative’s warrants. Of the outstanding shares, the 2,118,500 shares issued as part of the units sold in our initial public offering are freely tradeable. The 253,330 shares of common stock that will be outstanding upon closing of the transactions contemplated by the subscription agreements will also be freely tradable without restrictions or further registration under the Securities Act of 1933. In each case, any shares purchased by our “affiliates,” as that term is defined under the Securities Act, may generally only be sold in compliance with the limitations of Rule 144 under the Securities Act. The 253,330 shares of common stock underlying the Class A public warrants and the 506,660 shares of common stock underlying the Class B public warrants registered on the registration statement of which this prospectus forms a part, as well as the 25,000 shares of our common stock issuable upon exercise of the consultant’s common stock purchase option, will also be freely tradable after exercise of those warrants or the option, as the case may be.

Outstanding Restricted Stock

The remaining 1,178,000 outstanding shares of common stock will be restricted securities within the meaning of Rule 144 and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemption from registration offered by Rule 144. Holders of 1,029,416 of our outstanding restricted shares of common stock (but no holders of shares of Class B common stock) have agreed not to sell or otherwise dispose of any of their shares of common stock until February 11, 2005 without the prior written consent of Paulson Investment Company, Inc., the representative of the underwriters in our initial public offering, subject to certain limited exceptions. The balance of such shares of common stock held by existing stockholders will be eligible for sale subject to the requirements of Rule 144. After the expiration of the lock-up period, or earlier with the prior written consent of Paulson Investment Company, Inc., all of the outstanding shares subject to the lock-up may be sold in the public market pursuant to Rule 144.

In general, under Rule 144, as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned restricted shares for at least one year, including a person who may be deemed to be our affiliate, may sell within any three-month period a number of shares of common stock that does not exceed a specified maximum number of shares. This maximum is equal to the greater of 1% of the then outstanding shares of our common stock or the average weekly trading volume in the common stock during the four calendar weeks immediately preceding the sale. Sales under Rule 144 are also subject to restrictions relating to manner of sale, notice and availability of current public information about us. In addition, under Rule 144(k) of the Securities Act, a person who is not our affiliate, has not been an affiliate of ours within three months prior to the sale and has beneficially owned shares for at least two years would be entitled to sell such shares immediately without regard to volume limitations, manner of sale provisions, notice or other requirements of Rule 144.

Preferred stock

As of March 31, 2004, we had no shares of preferred stock outstanding.

Options and Warrants

As of May 1, 2004, we have granted options to purchase a total of 28,600 shares of common stock under the Equity Incentive Plan to two of our new employees and two of our non-employee directors. On April 19, 2004, pursuant to the service agreement with a provider of investor and public relations services, we granted to the service provider a warrant to purchase up to 100,000 shares of our common stock. Any shares issued upon the exercise of these options or the warrant will be eligible for sale pursuant to Rule 144 or an effective registration statement.

Representative’s Warrants

In connection with our initial public offering, we issued to the representative of the underwriters warrants to purchase 210,000 units. The representative’s warrants will be exercisable for units at any time during the four-year period commencing on February 5, 2005. We have agreed to cause the registration statement prepared in connection with our initial public offering to remain effective until the earlier of the time that all of the representative’s warrants have been exercised and the date which is five years after the effective date of our initial public offering.

LEGAL MATTERS

The validity of the securities offered by this prospectus will be passed upon for us by Tonkon Torp LLP, Portland, Oregon.

EXPERTS

Hein & Associates LLP, independent auditors, have audited our financial statements as of December 31, 2003 and for the years ended December 31, 2003 and 2002 as set forth in their report. We have included these financial statements in the prospectus in reliance on Hein & Associates LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the information requirements of the Securities Exchange Act of 1934. In accordance with the Securities Exchange Act, we file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may inspect and copy any document we file with the SEC at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the SEC’s Public Reference Room by calling (800) SEC-0330. You may also purchase copies of our SEC filings by writing to the SEC, Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, the SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers, like us, that file electronically with the SEC. The address of that site is http://www.sec.gov. You may also find additional information about us at our website at http://www.daystartech.com. Information contained in our website or any other website does not constitute a part of this prospectus.

In connection with securities offered by this prospectus, we have filed a registration statement on Form SB-2 under the Securities Act of 1933 with the SEC. This prospectus, filed as part of the registration statement, does not contain all of the information included in the registration statement and the accompanying exhibits and schedules. For further information with respect to our units, shares and warrants, and us, you should refer to the registration statement and the accompanying exhibits and schedules. Statements contained in this prospectus regarding the contents of any contract or any other document are not necessarily complete, and you should refer to the copy of the contract or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by the actual contents of the contract or other document referred to therein.

DAYSTAR TECHNOLOGIES, INC. AND SUBSIDIARY

FINANCIAL STATEMENTS

Index to Consolidated Financial Statements

PAGE
Independent Auditor’s Report	F-2

Consolidated Balance Sheets – March 31, 2004 (unaudited) and December 31, 2003	F-3

Consolidated Statements of Operations – For the Three Months Ended March 31, 2004 and 2003 (unaudited) and for the Years Ended December 31, 2003 and 2002	F-4

Consolidated Statements of Changes in Stockholders’ Equity (Deficit) – For the Years Ended December 31, 2003 and 2002 and for the Three Months Ended March 31, 2004 (unaudited)	F-5

Consolidated Statements of Cash Flows – For the Three Months Ended March 31, 2004 and 2003 (unaudited) and for the Years Ended December 31, 2003 and 2002	F-6

Notes to Consolidated Financial Statements	F-7

INDEPENDENT AUDITOR’S REPORT

Board of Directors

DayStar Technologies, Inc.

Grass Valley, CA

We have audited the accompanying consolidated balance sheet of DayStar Technologies, Inc. and Subsidiary as of December 31, 2003, and the related consolidated statements of operations, changes in stockholders’ deficit, and cash flows for the years ended December 31, 2003 and 2002. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of DayStar Technologies, Inc. and Subsidiary as of December 31, 2003 and the results of their operations and their cash flows for the years ended December 31, 2003 and 2002, in conformity with accounting principles generally accepted in the United States of America.

/S/ HEIN & ASSOCIATES LLP

Denver, Colorado

March 23, 2004

DAYSTAR TECHNOLOGIES, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

	March 31, 2004	December 31, 2003
	(unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$8,028,901	$64,979
Accounts receivable	497	86
Prepaid expense	104,333	—

Total current assets	8,133,731	65,065

PROPERTY AND EQUIPMENT, at cost,	320,530	272,464
Less accumulated depreciation and amortization	(116,015)	(95,800)

Net property and equipment	204,515	176,664

OTHER ASSETS
Deferred financing costs	—	67,687
Deferred offering costs	—	621,802
Patents (net of amortization of $15,005 (unaudited) and $14,120)	37,945	38,830
Security deposits	8,262	8,262

Total other assets	46,207	736,581

TOTAL ASSETS	$8,384,453	$978,310

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
CURRENT LIABILITIES:
Accounts payable	$233,836	$552,660
Wages payable	195,820	282,085
Note payable	—	100,000
Capital lease obligations, current portion	40,625	38,903
Accrued expenses	16,526	18,775
Deferred gain	7,000	7,000

Total current liabilities	493,807	999,423

LONG-TERM LIABILITIES:
Capital lease obligations	156,835	168,087
Equity unit subscription	—	760,000
Deferred gain	21,583	23,333

Total long-term liabilities	178,418	951,420

COMMITMENTS AND CONTINGENCIES (Note 7)

STOCKHOLDERS’ EQUITY (DEFICIT):
Preferred stock, $.01 par value; 3,000,000 shares authorized; 0 issued	—	—
Common stock, $.01 par value; 19,850,000 shares authorized; 3,238,500 (unaudited) and 1,120,000 shares issued and outstanding	32,385	11,200
Common stock Class B, $.01 par value; 150,000 shares authorized convertible to common stock; 29,000 shares issued and outstanding	290	290
Additional paid-in capital	11,458,703	3,123,581
Unit subscriptions	1,266,650	—
Deferred stock compensation	(1,170,589)	(1,487,116)
Accumulated deficit	(3,875,211)	(2,620,488)

Total stockholders’ equity (deficit)	7,712,228	(972,533)

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)	$8,384,453	$978,310

See accompanying notes to these consolidated financial statements.

DAYSTAR TECHNOLOGIES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended March 31,		Years Ended December 31,
	2004	2003	2003	2002
	(unaudited)
NET REVENUES:
Product revenues	$49,078	$—	$74,034	$71,325
Research revenues	—	—	—	484,784

Total revenues	49,078	—	74,034	556,109

COST OF REVENUES:
Cost of product revenues	44,734	—	69,012	75,834
Cost of research revenues	—	—	—	515,226

Total cost of revenues	44,734	—	69,012	591,060

GROSS PROFIT	4,344	—	5,022	(34,951)

OPERATING EXPENSES:
Selling, general and administrative	284,448	40,382	455,864	135,291
Research and development	58,682	84,769	190,398	6,968
Stock based compensation	316,527	—	746,892	—
Depreciation and amortization	21,100	20,192	78,962	15,978

Total operating expenses	680,757	145,343	1,472,116	158,237

OTHER INCOME (EXPENSE):
Interest expense	(585,936)	(13,074)	(53,799)	(23,331)
Other income (expense)	7,626	—	4,670	—

Total other income (expense)	(578,310)	(13,074)	$(49,129)	$(23,331)

NET LOSS	$(1,254,723)	$(158,417)	$(1,516,223)	$(216,519)

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING (BASIC AND DILUTED)	2,753,053	666,498	819,249	646,508

NET LOSS PER SHARE:
(Basic and diluted)	$(0.46)	$(0.24)	$(1.85)	$(0.33)

See accompanying notes to these consolidated financial statements.

DAYSTAR TECHNOLOGIES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002 AND

FOR THE THREE MONTHS ENDED MARCH 31, 2004 (unaudited)

	Common Stock		Class A Common Stock		Class B Common Stock		Additional Paid-in Capital	Share- holder Receivable	Unit Subscriptions	Deferred Stock Based Compensation	Accumulated Deficit	Total
	Shares	Amount	Shares	Amount	Shares	Amount
BALANCES, January 1, 2002	371,834	$3,718	106,332	$1,063	29,000	$290	$894,211	$(188,000)	$—	$—	$(887,746)	$(176,464)
Issuance of shares in private placement	24,000	240	—	—	—	—	149,760	—	—	—	—	150,000
Forgiveness of officer wages	—	—	—	—	—	—	39,781	—	—	—	—	39,781
Net loss	—	—	—	—	—	—	—	—	—	—	(216,519)	(216,519)

BALANCES, December 31, 2002	395,834	3,958	106,332	1,063	29,000	290	1,083,752	(188,000)	—	—	(1,104,265)	(203,202)
Cancellation of shares and related receivable	(47,000)	(470)	—	—	—	—	(187,530)	188,000	—	—	—	—
Conversion of Class A stock	212,664	2,127	(106,332)	(1,063)	—	—	(1,064)	—	—	—	—	—
Stock issued to employees for services	580,502	5,805	—	—	—	—	2,316,203	—	—	(2,322,008)	—	—
Forfeiture of stock issued to employees for services	(22,000)	(220)	—	—	—	—	(87,780)	—	—	88,000	—	—
Amortization of deferred stock compensation	—	—	—	—	—	—	—	—	—	746,892	—	746,892
Net loss	—	—	—	—	—	—	—	—	—	—	(1,516,223)	(1,516,223)

BALANCES, December 31, 2003	1,120,000	11,200	—	—	29,000	290	3,123,581	—	—	(1,487,116)	(2,620,488)	(972,533)
Stock issued in connection with IPO (unaudited)	2,118,500	21,185	—	—	—	—	8,335,122	—	—	—	—	8,356,307
Equity unit subscription conversion (unaudited)	—	—	—	—	—	—	—	—	1,266,650	—	—	1,266,650
Amortization of deferred stock compensation (unaudited)	—	—	—	—	—	—	—	—	—	316,527	—	316,527
Net loss (unaudited)	—	—	—	—	—	—	—	—	—	—	(1,254,723)	(1,254,723)

BALANCES, March 31, 2004 (Unaudited)	3,238,500	$32,385	—	$—	29,000	$290	$11,458,703	$—	$1,266,650	$(1,170,589)	$(3,875,211)	$7,712,228

See accompanying notes to these consolidated financial statements.

DAYSTAR TECHNOLOGIES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For Three Months Ended March 31,		For Years Ended December 31,
	2004	2003	2003	2002
	(unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(1,254,723)	$(158,418)	$(1,516,223)	$(216,519)
Adjustments to reconcile net loss to cash used in operating activities:
Depreciation and amortization	21,100	20,193	78,962	15,978
Stock issued for compensation	316,527	—	746,892	—
Calculated interest on conversion of equity units to common stock	506,650	—	—	—
Gain on sale/leaseback	(1,750)	—	(4,667)	—
Charge off of deferred financing costs to interest expense	67,687	—	8,313	—
Changes in operating assets and liabilities:
(Increase) decrease in:
Accounts receivable	(411)	150,715	153,813	(50,062)
Prepaid expenses and other	(104,333)	(1,250)	(624)	(7,638)
Increase (decrease) in:
Accounts payable	(318,824)	(14,296)	399,978	120,993
Accrued expenses	(88,515)	2,896	59,215	45,341
Other	—	—	—	(39,990)

Net cash used in operating activities	(856,592)	(160)	(74,341)	(131,897)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of equipment	(48,066)	—	(17,869)	(30,814)

Net cash used in investing activities	(48,066)	—	(17,869)	(30,814)
CASH FLOWS FROM FINANCING ACTIVITIES:
Payments on notes to related parties	—	—	(40,000)	—
Proceeds from notes payable	130,000	—	—	—
Payments on notes payable	(230,000)	—	100,000	—
Proceeds from sale of stock	8,978,110	—	—	150,000
Proceeds from equity unit subscription	—	—	760,000	—
Borrowings on capital leases	—	—	60,000	—
Payments on capital leases	(9,530)	(4,105)	(29,273)	(3,268)
Cost of offering	—	—	(621,803)	—
Cost of financing	—	—	(76,000)	—

Net cash provided by financing activities	8,868,580	(4,105)	152,924	146,732
INCREASE (DECREASE) IN CASH	7,963,922	(4,265)	60,714	(15,979)
CASH, at beginning of year	64,979	4,265	4,265	20,244

CASH, at end of year	$8,028,901	$—	$64,979	$4,265

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest	$11,599	$13,074	$45,486	$15,828

Cash paid for income taxes	$—	$—	$—	$—

NON-CASH TRANSACTIONS:
Wages forgiven by principals and recorded as contributed capital	$—	$—	$—	$39,781

Equipment lease financing	$—	$49,000	$84,000	$127,263

Rescission of shares and related receivable	$—	$—	$188,000	$—

Conversion of Class A common stock	$—	$—	$2,127	$—

Stock issued to employees for services, net	$—	$—	$2,234,008	$—

See accompanying notes to these consolidated financial statements.

DAYSTAR TECHNOLOGIES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information for periods subsequent to December 31, 2003 is unaudited.)

1. PRINCIPLES OF CONSOLIDATED, ORGANIZATION AND NATURE OF OPERATIONS:

The accompanying financial statements include the accounts of DayStar Technologies, Inc. and DayStar Solar, LLC (formally International Energy Trading, LLC), a wholly-owned subsidiary of DayStar Technologies, Inc. All significant intercompany transactions have been eliminated in consolidation.

DayStar Technologies, Inc. (the “Company”) was formed in 1997 for the purpose of researching, developing and marketing innovative products to the renewable energy photovoltaic industry. From its inception to present, the Company has focused primarily on concentrator photovoltaic and thin-film solar cells. The principal source of revenue for the Company has been revenue from government funded research and development contracts.

International Energy Trading, LLC (“IET”) was formed in 2001 to manufacture and sell thin-film photovoltaic products developed and patented by DayStar Technologies, Inc. IET was a dormant subsidiary until 2003 at which time the name was formally changed to DayStar Solar, LLC and the Company commenced selling and installing solar energy systems.

On February 11, 2004, the Company completed its initial public offering of 2,100,000 units at a price of $5.00 per unit, each unit consisting of one share of common stock, one Class A redeemable public warrant to purchase one share of common stock and two Class B non-redeemable public warrants, each to purchase one share of common stock. The net proceeds received, after the underwriting discount and financing costs, totaled approximately $8.3 million. See Note 3.

2. SIGNIFICANT ACCOUNTING POLICIES:

Cash and Cash Equivalents – The Company considers all highly liquid debt securities purchased with an original maturity of three months or less to be cash equivalents.

Accounts Receivable and Credit Policies – Accounts receivable consist of uncollateralized customer obligations due under normal trade terms. Payments on trade receivables are applied to the earliest unpaid invoices. Management reviews trade receivables periodically and reduces the carrying amount by a valuation allowance that reflects management’s best estimate of the amount that may not be collectible. No provision for uncollectible accounts was deemed necessary at March 31, 2004 and December 31, 2003. The Company recorded no bad debt expense during the three months ended March 31, 2004 and year ended December 31, 2003 for trade receivables.

Property and Equipment – Property and equipment is stated at cost. Depreciation is computed principally using an accelerated method over 3 to 5 years. Expenditures for maintenance and repairs, which do not materially extend the useful lives of property and equipment, are charged to operations as incurred. When property or equipment is retired or otherwise disposed of, the property accounts are relieved of costs and accumulated depreciation and any resulting gain or loss is credited or charged to income.

Patent Costs – The Company has various patents for technology developed within the Company and secured from third parties. Costs for patents purchased from third parties, including legal fees, are capitalized and amortized over 15 years.

Revenue Recognition – The Company recognizes revenue in accordance with SEC Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements (SAB 101), as amended by SAB 101A and 101B. SAB 101 requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence

DAYSTAR TECHNOLOGIES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information for periods subsequent to December 31, 2003 is unaudited.)

of an arrangement exists; (2) delivery has occurred or services rendered; (3) the fee is fixed and determinable; and (4) collectibility is reasonably assured.

Substantially all of the Company’s revenues in 2002 are from cost-plus-fee and fixed fee contracts with various agencies of the United States Government (the “Government”). Research revenues from cost-plus-fee contracts are recognized on the basis of costs incurred during the period plus the fee earned. Revenues from fixed-price contracts are recognized on the percentage-of-completion method. The percentage-of-completion is measured by the total costs incurred to date to estimated total costs for each contract. This method is used because management considers costs incurred to be the best available measure of progress on these contracts. Because of inherent uncertainties in estimating costs, it is reasonably possible that the estimates used will change before the contract is completed.

Costs on contracts with the Government (including allocable indirect costs) are subject to audit and adjustment by negotiations between the Company and Government representatives. Costs submitted for reimbursement are subject to Government audits for compliance with Government cost accounting standards, federal acquisitions regulations and other contract terms. Management does not believe the results of the Government audits and subsequent negotiations will have a material effect on the accompanying financial statements.

Direct costs of contracts include all direct labor, supplies, and equipment costs. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes in job performance, job conditions, and estimated profitability and final contract settlements may result in revisions to costs and income and are recognized in the period in which the revisions are determined.

At the time a loss on a contract becomes known, the entire amount of the estimated loss on both short- and long-term contracts is accrued.

Product revenues are recognized once installation is complete and collectibility is reasonably assured.

Deferred Financing Costs – Costs incurred in connection with obtaining debt are capitalized as deferred financing costs and are amortized to interest expense over the life of the related debt. As of December 31, 2003, deferred financing costs were $76,000 with $8,813 of amortization expense recognized in the year ended December 31, 2003. During the three months ended March 31, 2004, the related debt was converted to equity and the remaining deferred financing cost of $67,187 was amortized to interest expense.

Deferred Offering Costs – The Company capitalizes costs associated with the issuance of stock as they are incurred. Upon issuance of the stock, such issuance costs were treated as a reduction of the offering proceeds and accordingly charged to common stock. During 2003, the Company incurred costs of $621,802 relate to an initial public offering of stock that was completed in February 2004. This amount is reflected on the balance sheet in Other Assets as of December 31, 2003. During the three months ended March 31, 2004, the Company closed its initial public offering, and costs related to such offering were charged to additional paid-in capital.

Deferred Gain – In 2003, the Company entered into a sale/leaseback arrangement for equipment wherein the value of the equipment exceeded the costs by $35,000. The lease was recorded as a financing lease obligation and the excess was recorded as deferred revenue. The deferral is being amortized to income over the life of the lease. $1,750 was recorded as income during the three months ended March 31, 2004, and $4,667 was recorded as income during the year ended December 31, 2003.

DAYSTAR TECHNOLOGIES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information for periods subsequent to December 31, 2003 is unaudited.)

Income Taxes – The Company follows Financial Accounting Standard (FAS) 109, Accounting for Income Taxes, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the period in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax (benefit) expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Use of Estimates – The preparation of the Company’s financial statements in conformity with generally accepted accounting principles requires the Company’s management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

Significant estimates include the life and realization of the Company’s capitalized costs associated with its patents and the fair value of the Company’s common stock prior to the Company’s initial public offering. Due to lack of capital to adequately market its product, the lack of a market for the Company’s stock, and other uncertainties it is reasonably possible these estimates could materially change in the next year.

Stock-Based Compensation – The Company accounts for stock-based compensation for employees using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. Accordingly, compensation cost for stock, stock options or other similar instruments, granted to employees is measured as the excess, if any, of the quoted market price of the Company’s common stock at the measurement date (generally, the date of grant) over the amount an employee must pay to acquire the stock.

The Company accounts for stock-based compensation for non-employees under Accounting for Stock-Based Compensation (SFAS No. 123). SFAS No. 123 requires that options, warrants, and similar instruments which are granted to non-employees for goods and services be recorded at fair value on the grant date. Fair value is generally determined under an option pricing model using the criteria set forth in SFAS No. 123. The Company is subject to the pro forma disclosure requirements for stock-based compensation for employees.

SFAS No. 123 requires the Company to provide pro forma information regarding net income as if compensation costs for the Company’s option plans and other awards had been determined in accordance with the fair value based method prescribed in SFAS No. 123. The Company estimates the fair value of each award at the grant date by using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	Year Ended December 31,
	2003	2002
Expected volatility	0%	0
Risk-free interest rate	4.36%	0
Expected dividends	$—	$—
Expected terms (in years)	10	N/A

Note: As the Company was not a publicly traded company as of December 31, 2003, 0% volatility was used in accordance with SFAS 123.

DAYSTAR TECHNOLOGIES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information for periods subsequent to December 31, 2003 is unaudited.)

	Three Months Ended March 31,		Year Ended December 31,
	2004	2003	2003	2002
	(unaudited)
Net loss, as reported	$(1,254,723)	$(158,417)	$(1,516,223)	$(216,519)
Pro forma stock compensation expense, net of tax benefit	—	—	(16,817)	—
Employee stock compensation under the intrinsic method	—	—	—	—

Pro forma net loss	$(1,254,723)	$(158,417)	$(1,533,040)	$(216,519)

Net loss per share, basic and diluted, As reported	$(0.46)	$(0.24)	$(1.85)	$(0.33)
Pro forma stock compensation expense	—	—	(0.02)	—
Employee stock compensation under the intrinsic method	—	—	—	—

Pro forma	$(0.46)	$(0.24)	$(1.87)	$(0.33)

Loss Per Share – Loss per share is presented in accordance with the provisions of SFAS No. 128, Earnings Per Share. Basic EPS is calculated by dividing the income or loss available to common stockholders by the weighted number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. Common stock equivalents, which are comprised of 12,000 options as of March 31, 2004 and December 31, 2003, have been omitted from earnings per share. Basic and diluted EPS were the same for the years ended December 31, 2003 and 2002.

Impairment of Long-Lived Assets – In the event that facts and circumstances indicate that the cost of assets or other assets may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset would be compared to the asset’s carrying amount to determine if a write-down to market value or discounted cash flow value is required.

Research and Development Costs – Research and development costs are expensed as incurred.

Fair Value of Financial Instruments – The estimated fair values for financial instruments are determined at discrete points in time based on relevant market information. These estimates involve uncertainties and cannot be determined with precision. The carrying amounts of the accounts receivable, accounts payable and accrued liabilities approximate fair value because of the short-term maturities of these instruments. The fair value of capital lease obligations approximate fair value due to the proximity to the inception date.

Concentrations of Credit Risk – The following table represents revenues from major customers:

	March 31,		December 31,
	2004	2003	2003	2002
	(unaudited)
Customer A	0%	0%	0%	63%
Customer B	0%	0%	0%	17%
Customer C	0%	0%	0%	13%

Unaudited Information – The accompanying interim financial information as of March 31, 2004 and the three months ended March 31, 2004 and 2003 were taken from the Company’s books and records without audit.

DAYSTAR TECHNOLOGIES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information for periods subsequent to December 31, 2003 is unaudited.)

However, in the opinion of management, such information includes all adjustments (consisting only of normal recurring accruals), which are necessary to properly reflect the financial position of the Company as of March 31, 2004 and the results of operations for the three months ended March 31, 2004 and 2003.

3. INITIAL PUBLIC OFFERING:

In February 2004, the Company completed an initial public offering (“IPO”) selling 2,100,000 units at a price of $5.00 to the public. Each unit consisted of one share of common stock, one Class A redeemable public warrant to purchase one share of common stock, and two Class B non-redeemable public warrants, each to purchase one share of common stock. The net proceeds from the sale of the 2,100,000 units were approximately $8,282,000 after deducting the underwriting discount and offering expenses.

In March 2004, the underwriters exercised an option to purchase an additional 18,500 units at a price of $5.00 per unit for estimated proceeds of approximately $74,000, after deducting estimated underwriting discounts and estimated offering expenses.

The common stock and Class A and Class B public warrants traded only as a unit until March 22, 2004 when the unit separated, after which the common stock, the Class A public warrants and the Class B public warrants began trading separately.

Class A public warrants. The Class A public warrants included in the units became exercisable on March 22, 2004. The exercise price of a Class A public warrant is $6.00. The Class A public warrants expire on February 11, 2009, the fifth anniversary of the closing of the IPO.

The Company has the right to redeem the Class A public warrants at a redemption price of $0.25 per warrant beginning August 5, 2004. The redemption right arises if the last reported sale price of the Company’s common stock equals or exceeds $8.50 for five consecutive trading days ending prior to the date of the notice of redemption. The Company is required to provide 30 days prior written notice to the Class A public warrant holders of the Company’s intention to redeem the warrants.

Class B public warrants. The Class B public warrants included in the units become exercisable on March 22, 2004. The exercise price of a Class B public warrant is $10.00. The Class B public warrants expire on February 11, 2009, the fifth anniversary of the closing of the IPO. The Company does not have the right to redeem the Class B public warrants.

4. PROPERTY AND EQUIPMENT:

Property and equipment is summarized as follows:

	March 31, 2004	December 31, 2003
	(unaudited)
Machinery and equipment	$294,239	$255,789
Office furniture and equipment	26,291	16,675

	320,530	272,464
Less accumulated depreciation and amortization	(116,015)	(95,800)

Property and equipment, net	$204,015	$176,664

DAYSTAR TECHNOLOGIES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information for periods subsequent to December 31, 2003 is unaudited.)

Depreciation and amortization expense of property and equipment for the three months ended March 31, 2004 and 2003 and for the years ended December 31, 2003 and 2002 was $20,215, $19,310, $75,432 and $12,448, respectively.

5. PATENTS:

The Company has entered into various agreements which assigned intellectual property rights to the Company (see Note 8). Patent amortization expense for the three months ended March 31, 2004 and 2003 and for the years ended December 31, 2003 and 2002 was $885, $883, $3,530 and $3,530, respectively. The Company evaluates the realizability of its patents based on estimated cash flows to be generated from such assets. To the extent impairment is identified, the Company will recognize a write-down of the related assets. To date, no impairment has been identified.

6. RELATED PARTY TRANSACTIONS:

The Company has recorded wages payable in the amount of $152,000 and $188,000 as of March 31, 2004 and December 31, 2003, respectively, for wages owed to officers of the Company for services performed from January 1997 through December 2000.

See Notes 8 and 10 for additional related party transactions.

7. COMMITMENTS AND CONTINGENCIES:

Operating Leases – The Company leases office space in Golden, Colorado and Grass Valley, California for approximately $200 and $2,352 per month respectively. The Colorado lease is month-to-month. The California lease is a three-year lease that commenced August 1, 2002. As of December 31, 2003, the Company had a five-year operating lease for office equipment at a lease rate of $161 per month.

Rent expense for the three months ended March 31, 2004 and 2003 and the years ending December 31, 2003 and 2002 was $6,866, $9,302, $40,287 and $15,892, respectively.

Future minimum lease payments under operating leases are as follows:

Years Ending December 31,	Amount
2004	$30,891
2005	19,425
2006	1,932

Total	$52,248

Capital Lease Obligations – The Company leases certain equipment under agreements classified as capital leases. Equipment under these leases has a cost of $241,463 and accumulated amortization at March 31, 2004 and December 31, 2003 of $100,352 and $85,246, respectively. Amortization expense for capital leases for the three months ended March 31, 2004 and 2003 and for the years ending December 31, 2003 and 2002 was $15,107, $17,125, $74,688 and $7,947, respectively.

DAYSTAR TECHNOLOGIES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information for periods subsequent to December 31, 2003 is unaudited.)

Future minimum lease payments under capital leases as of December 31, 2003 are as follows:

Year	Amount
2004	$73,189
2005	73,189
2006	73,189
2007	67,938
2008	6,108

Total future minimum lease payments	293,613
Less amount representing interest	(86,623)

Present value of net minimum lease payments	206,990

Less current portion	(38,903)

Long-term portion	$168,087

Employment Agreements – In October 2003, the Company entered into employment agreements with three executive officers of the Company. The term of these agreements vary from one to three years. Under the agreements, the executive is entitled to participate in an annual bonus and long-term incentive award program, if and when such program is adopted by the Board of Directors. The agreement with the President of the Company permits an incentive bonus equal to 10% of profits, as defined, up to two times his base salary. Minimum commitments under these agreements are $265,000, $150,000 and $125,000 for each of the years ended December 31, 2004 through 2006, respectively. Amounts expensed under these agreements for the three months ended March 31, 2004 and the year ending December 31, 2003 were $79,500 and $57,000, respectively.

Threatened Claims – The Company is subject to various claims that arise in the ordinary course of business. In September 2003, the Company received a letter from a shareholder and former officer and director of the Company claiming that she is entitled to unpaid wages, and fees plus interest in the approximate amount of $40,000. In October 2003, the Company received a letter from an attorney representing a former director of the Company claiming that the former director is entitled to receive stock, and to receive past compensation and other damages from the Company in an amount exceeding $1.5 million. Either claimant may pursue such claims through litigation. Based upon the information that is currently available, management does not believe that the various claims in the aggregate will materially affect the Company’s financial condition or results of operations.

Other Possible Claims – It is possible that the bridge investors who invested pursuant to the subscription agreements (see Note 8) may allege that the private offering and sale of these securities to them should be integrated with the sale of units to the public in the Company’s initial public offering, and that the offering and sale of securities to the bridge investors was not made in accordance with the requirements of Section 5 of the Securities Act of 1933. If a bridge investor asserts such claim, the Company cannot estimate the possible loss or range of loss associated with such contingency. It would be necessary for a court to hold that (1) the private placement exemption is not available for the sale of the securities to the bridge investors, and (2) the bridge investors are entitled to rescission rights. The Company could then be forced to return the funds provided pursuant to the subscription agreements with the claiming bridge investors. If all of the bridge investors demanded rescission of their investments within the required one-year period, the Company would be obligated to repay $760,000. The Company believes, however, that the offer and sale of the securities to the bridge investors should not be integrated with the Company’s sale of units to the public and qualifies for a private placement exemption. Accordingly, proceeds received from the bridge investors have been recorded as equity in these financial statements.

DAYSTAR TECHNOLOGIES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information for periods subsequent to December 31, 2003 is unaudited.)

Royalties – See note 8.

8. DEBT AND EQUITY UNIT SUBSCRIPTIONS:

In 1998, the Company purchased certain patent rights from a stockholder for a $30,000 note payable and ongoing royalty payments equal to (i) 20% of the first $1,000,000 of gross royalties collected by the Company for licenses granted under the patent rights, or from the gross proceeds of the sales of such patents, 15% of the second $1,000,000 of such gross royalties or gross proceeds, and 10% of any remaining gross royalties or gross proceeds collected, and (ii) 2% of the gross revenues collected from any and all products produced and sold by the Company under the patents. No royalty payments are required to be accrued under the agreement through December 31, 2003 as there have been no related sales or royalties. The Company paid the $30,000 note during the year ended December 31, 2003.

In August and November 2003, the Company received $760,000 through a Subscription Agreement for the purchase of units comprised of one share of the Company’s stock, a Class A warrant to purchase one share of common stock and two Class B warrants, each to purchase one share of common stock. The number of units the Company became obligated to issue in February 2004 was 253,330 and was calculated based upon 60% of $5.00, the offering price in the initial public offering (see Note 3). In the event that the public offering was not successful, the subscribers had the right to convert their subscription into common stock of the Company at its fair value or a two-year promissory note with interest at 10%. At December 31, 2003 the Company has recorded the units issuable to the bridge investors as Equity Unit Subscription in the liability section of the Company’s financial statements. The 40% difference between the value of the shares received in the conversion (or $506,650) was recorded as additional interest expense in February 2004, the date of the initial public offering. At March 31, 2004, the 253,330 shares of common stock and warrants associated with the Subscription Agreement units had not been issued and, as a result, the units are classified as Unit Subscriptions within equity on the balance sheet.

The Company borrowed $100,000 that is payable, along with accrued interest, out of the proceeds of the public offering (Note 3). Subsequent to December 31, 2003, the Company borrowed an additional $130,000 under the agreement. The loans were paid subsequent to December 31, 2003 upon successful completion of the initial public offering.

9. FINANCING OF RECEIVABLES:

In June 2002 and February 2003, the Company entered into arrangements with a finance company to finance a portion of its customer accounts receivable. At March 31, 2004 and December 31, 2003 and 2002, the Company had no outstanding financed receivables.

10. STOCKHOLDERS’ EQUITY:

Preferred Stock – The Company has authorized 3,000,000 shares of preferred stock.

Stock Split – On December 2, 2003, the Company declared a 2-for-1 stock split. Accordingly, all common stock and common stock equivalents reflected in the financial statements and accompanying notes reflect the effect of the stock split.

Authorized Shares – On November 3, 2003, the Company approved an increase in authorized common stock from 450,000 shares to 9,850,000 shares common stock and authorized preferred stock from 150,000 shares to

DAYSTAR TECHNOLOGIES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information for periods subsequent to December 31, 2003 is unaudited.)

3,000,000 shares of preferred stock. On December 31, 2003, the Company approved an increase in authorized common stock from 9,850,000 to 19,850,000 shares common stock. The increase in the authorized shares of common and preferred stock has been reflected in the balance sheet.

Common Stock, Class A – The Company agreed to amend its articles of incorporation and eliminated the Class A common stock designation in December 2003. The Company had outstanding 106,332 shares of Class A common stock at December 31, 2002, which was converted into 212,664 shares of common stock on November 3, 2003.

Common Stock, Class B – The Company has authorized 150,000 shares of Class B common stock with 29,000 shares outstanding at December 31, 2003. The Class B common stockholders, as a single class, have the right to elect to the board of directors one individual who shall have visitation and participation rights but no voting rights. The Class B common stock is convertible into common stock at a current conversion rate of two for one, which may be adjusted in the event of stock or cash dividends being declared and issued to the common stockholders or in the event that additional shares of common stock are issued for less than the current conversion rate, and is mandatorily convertible into common stock in the event of an underwritten public offering in excess of $10,000,000 at no less than $6.25 per share. All other rights of the Class B common stock are comparable to the rights of the common stock. The unit price of $5.00 for common stock and warrants in the IPO was less than the $6.25 and, accordingly, the common stock, Class B was not required to be converted into common stock.

Common Stock – In the year ended December 31, 2002, the Company issued 24,000 shares of common stock in a private placement to a vendor of the Company for proceeds of $150,000. The stock was issued at a price of $6.25.

During the year ended December 31, 2002, an officer and significant shareholder of the Company forgave $39,781 of accrued wages which has been recorded in additional paid-in capital.

During the year ended December 31, 2003, the Company cancelled 47,000 shares of common stock owned by an officer, director and stockholder, along with an $188,000 note receivable related to the original issuance of the shares of common stock.

During the three months ended March 31, 2004, the Company completed an initial public offering (see note 3).

Equity Incentive Plan – In September 2003, the Company adopted an Equity Incentive Plan to enable employees, outside directors and consultants to acquire an equity interest in the Company. The Plan reserves 1,050,000 shares of the Company’s Common Stock for issuance for these purposes. Under the plan, the term of stock options shall not exceed ten years and incentive stock options shall not be granted with an exercise price of less than 100% of the fair market value of the common stock, and non-qualified stock options shall not be granted with an exercise price of less than 85% of the fair market value of the common stock.

In September and October 2003, the Company approved the issuance of 354,500 and 226,002, respectively, shares of common stock to employees and officers under the plan. 22,000 shares of common stock were forfeited during the year. Of the remaining shares, 70,000 shares vested as of September 30, 2003, and were not subject to a right of repurchase in the event that service terminates, and the remaining 1,047,004 will vest as shown in the table below. The shares were valued at $4.00 per share based upon the following factors: the price of the most

DAYSTAR TECHNOLOGIES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information for periods subsequent to December 31, 2003 is unaudited.)

recent stock issuances, the operations of the Company, the valuation of the bridge financing, the units being registered and the restricted nature of the shares granted under the Equity Incentive Plan. For the year ended December 31, 2003, the Company recorded $2,322,008 of deferred stock-based compensation related to the issuance of these shares for services. Amortization to income as stock-based compensation based on vesting periods was $316,527 for the three months ended March 31, 2004 and $746,892 for the year ended December 31, 2003. Additionally, $88,000 was recorded as a reduction of deferred stock-based compensation due to forfeiture of shares by an employee.

In October 2003, the Company granted 12,000 fully vested stock options at a $4.00 market value under the 2003 Equity Incentive Plan. The following is a summary of activity under the plan as of March 31, 2004 and December 31, 2003:

	Options	Shares	Amount
Outstanding at December 31, 2002	—	—	$—
Granted	12,000	580,502	2,322,008
Forfeited	—	(22,000)	(88,000)
Amortized as Stock Based expense	—	—	(746,892)

Outstanding at December 31, 2003	12,000	558,502	1,487,116
Amortized as Stock Based expense	—	—	(316,527)

Outstanding at March 31, 2004	12,000	558,502	$1,170,589

Vesting
Upon Grant	12,000	70,000
January 1, 2004		20,002
January 1, 2005		315,332
January 1, 2006		153,168

		558,502

11. INCOME TAXES:

Deferred tax assets related to the Company’s operations are comprised of the following at December 31, 2003:

Deferred tax assets (liabilities):
Current –
Salary related accruals	$74,000
Deferred gain	11,000
Non-Current –
Stock compensation	160,000
Tax effect of net operating loss carryforward	570,000
Long-lived assets	(10,000)

Net deferred tax assets	805,000
Less valuation allowance	(805,000)

Net deferred tax assets	$—

DAYSTAR TECHNOLOGIES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information for periods subsequent to December 31, 2003 is unaudited.)

The valuation allowance was $259,000 at December 31, 2002 and increased $546,000 for the year ended December 31, 2003.

The Company has net operating loss carryforwards at December 31, 2003 of approximately $1,520,000, which if not utilized to reduce taxable income in future periods, will expire in the years 2017 through 2023. Under the Internal Revenue Code, the future utilization of net operating losses may be limited in certain circumstances where there is a significant ownership change. As a result of the initial public offering, a significant ownership change may have occurred.

Total income tax expense for the year ending December 31, 2003 differed from the amounts computed by applying the U.S. Federal statutory tax rates to pre-tax income as follows:

Statutory rate	(34.0)%
State income taxes, net of Federal income tax benefit	(3.3)
Permanent tax differences	0.0
Increase in valuation allowance	37.3

—%